Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

APOLLO (MAURITIUS) HOLDINGS PVT. LTD.,

APOLLO TYRES B.V.,

APOLLO ACQUISITION CORP.

and

COOPER TIRE & RUBBER COMPANY

dated as of

June 12, 2013

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-ii-

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 12, 2013, by and among Apollo (Mauritius) Holdings Pvt. Ltd., a company organized under the Laws of the Republic of Mauritius (“Parent”), Apollo Tyres B.V., a company organized under the Laws of The Netherlands and a wholly owned Subsidiary of Parent (“Dutch Holdco”), Apollo Acquisition Corp., a corporation organized under the Laws of Delaware and a wholly owned Subsidiary of Dutch Holdco (“Merger Sub”, together with Parent and Dutch Holdco, the “Parent Parties”), and Cooper Tire & Rubber Company, a corporation organized under the laws of Delaware (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of the Parent Parties and the Company each have approved, and in the case of the Company and Merger Sub deem it advisable and in the best interests of their respective stockholders to consummate, the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of the Company Common Stock (such issued and outstanding shares of the Company Common Stock, collectively, the “Shares”), other than Shares owned by Parent or any wholly owned Subsidiaries of Parent and any shares of Company Common Stock held in the treasury of the Company, will be converted into the right to receive the Merger Consideration.

WHEREAS, Dutch Holdco is a wholly owned Subsidiary of Parent, and owns all of the issued and outstanding stock of Apollo Vredestein B.V. (“Apollo Vredestein”) and of Merger Sub.

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has delivered or caused to be delivered to the Company the irrevocable standby letter of credit (the “Letter of Credit”) in favor of the Company pursuant to which an amount in cash in U.S. dollars equal to the amount of the Reverse Termination Fee may be drawn by the Company in accordance with the terms thereof in the event the Reverse Termination Fee becomes payable pursuant to, and in accordance with, the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation. The Company as the surviving corporation after the Merger is referred to in this Agreement as the “Surviving Corporation.”

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on the fourth Business Day after the satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction of any such condition) set forth in ARTICLE VII (the “Closing Date”), at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York New York 10004-2498, unless another date or place is agreed to in writing by the parties to this Agreement; provided that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), then, subject to the satisfaction or waiver of the conditions set forth in ARTICLE VII at such time, the Closing shall occur instead on the earlier of (a) any Business Day during the Marketing Period as may be specified by Parent on no less than three (3) Business Days’ prior written notice to the Company and (b) three (3) Business Days after the final day of the Marketing Period.

Section 1.3 Effective Time. The parties to this Agreement shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) on the Closing Date (or on such other date as Parent and the Company may agree in writing) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by Parent and the Company in writing, being the “Effective Time”).

Section 1.4 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Restated Certificate of Incorporation and By-Laws of the Surviving Corporation. At the Effective Time, the restated certificate of incorporation (“Restated Certificate of Incorporation”) and by-laws (“By-Laws”) of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the certificate of incorporation and by-laws of Merger Sub, and as so amended shall be the certificate of incorporation and by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and, in each case, subject to Section 6.7 hereof). The certificate of incorporation of Merger Sub is set forth as Exhibit A hereto.

Section 1.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the by-laws of the Surviving Corporation.

Section 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each such corporation or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Parties, the Company or the holders of Shares or securities of the Parent Parties:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.1(b)) will be cancelled and extinguished and be converted into the right to receive $35.00 in cash, without interest, payable to the holder of each Share (the “Merger Consideration”) upon surrender of either certificates formerly representing such Shares (“Certificates”) or any book-entry Shares (“Book-Entry Shares”) in the manner provided in Section 2.2. All such Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Each holder of Certificates or Book-Entry Shares will cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration for such Shares upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, without interest.

(b) Each (i) Share held in the treasury of the Company, (ii) Share owned by Ultimate Parent or any direct or indirect wholly owned Subsidiary of Ultimate Parent immediately before the Effective Time, and (iii) Dissenting Share will be cancelled and extinguished, and no payment or other consideration will be made with respect to such shares subject, in the case of Dissenting Shares, to the right of the holder thereof to receive any payment under Section 2.4.

(c) Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 2.2 Payment; Surrender of Shares; Stock Transfer Books.

(a) Prior to the Effective Time, Parent will designate a U.S. national bank or trust company that is reasonably satisfactory to the Company to act as agent for the holders of Shares in connection with the Merger (the “Paying Agent”) to receive the funds necessary to make the payments contemplated by Section 2.1(a). At the Effective Time, Parent shall deposit, or cause to be deposited, in trust with the Paying Agent in a separate account for the benefit of holders of Shares (the “Payment Fund”) the aggregate Merger Consideration to which such holders shall be entitled at the Effective Time pursuant to Section 2.1(a).

(b) (i) As soon as reasonably practicable after the Effective Time, and in any event within three (3) Business Days thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate or Book-Entry Share whose Shares were converted into the right to receive the Merger Consideration (A) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and such letter of transmittal will be in customary form) and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or, in the case of Book-Entry Shares, the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of Certificates or Book-Entry Shares may thereafter surrender such Certificates or Book-Entry Shares to the Paying Agent under cover of the letter of transmittal, as agent for such holder. Upon delivery of a valid letter of transmittal and the surrender of Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares on or before the first anniversary of the Effective Time, Merger Sub shall cause the Paying Agent to pay the holder of such Certificates or Book-Entry Shares, in exchange for the Certificates or Book-Entry Shares, cash in an amount equal to the Merger Consideration multiplied by the number of Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares. Until so surrendered, Certificates (other than Shares held by Ultimate Parent or any direct or indirect wholly owned Subsidiary of Ultimate Parent and shares held in the treasury of the Company) or Book-Entry Shares will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates (or affidavits of loss in lieu of Certificates as provided in Section 2.2(f)) or Book-Entry Shares.

(ii) If payment of the Merger Consideration in respect of cancelled Shares is to be made to a Person other than the Person in whose name surrendered Certificates are registered, it will be a condition to such payment that the Certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificates surrendered or shall have established to the satisfaction of the Paying Agent that such Tax is not applicable. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this ARTICLE II will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions, in each case with a record date (A) prior to the Effective Time that may have been declared or made by the Company on such Shares in accordance with the terms of this Agreement or (B) prior to the date of this Agreement, and in each case which remain unpaid at the Effective Time.

(c) At the Effective Time, the stock transfer books of the Company will be closed and there will not be any further registration of transfers of any shares of the Company’s capital stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates (other than Certificates representing Shares held by Ultimate Parent or any direct or indirect wholly owned Subsidiary of Ultimate Parent and shares held in the treasury of the Company) or Book-Entry Shares are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration as provided in this ARTICLE II. No interest will accrue or be paid on any cash payable upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.

(d) Promptly following the date which is one year after the Effective Time, the Paying Agent will deliver to the Surviving Corporation any cash, including any interest received with respect to such cash, and any Certificates or other documents in its possession relating to the Transactions, which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares or previously delivered to the Surviving Corporation, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors of the Surviving Corporation with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

(e) Notwithstanding any provision in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.3, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other securities in respect of which such deduction and withholding were made.

(f) If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, as the case may be, the posting by such Person of an indemnity agreement or, at the election of Parent or the Paying Agent, a bond in such customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed

Certificate, the applicable Merger Consideration with respect to the number of Shares formerly represented by such lost, stolen or destroyed Certificate.

(g) The Paying Agent will invest all cash included in the Payment Fund as directed by Parent; provided, however, that any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, and, in any such case, no such instrument will have a maturity exceeding three months, and that no such investment or loss thereon will affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this ARTICLE II. Any interest and other income resulting from such investments will be paid to the Surviving Corporation pursuant to Section 2.2(d). To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent will promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.

Section 2.3 Treatment of Company Stock Plans.

(a) Each option to purchase shares of Company Common Stock granted under the Company Stock Plans (an “Option”) that is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be adjusted and converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (i) the total number of shares of Company Common Stock previously subject to such Option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock set forth in such Option, less any required withholding Taxes (the “Option Cash Payment”), and as of the Effective Time each holder of an Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment. The Option Cash Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than 15 Business Days) following the Effective Time.

(b) Each award of a right under any Company Stock Plan (other than awards of Options, the treatment of which is specified in Section 2.3(a)) entitling the holder thereof to shares of Company Common Stock or cash equal to or based on the value of Shares (a “Share Unit”) that is outstanding or payable as of the Effective Time shall be adjusted and converted into the right of the holder to receive from the Surviving Corporation an amount in cash equal to the product of (i) (A) in the case of Share Units subject to performance-based vesting conditions which have been notionally earned by an employee for measurement periods completed prior to the Effective Time but not yet settled, the number of shares of Company Common Stock determined based on actual achievement of the applicable performance goals for such measurement periods, (B) in the case of Share Units subject to performance-based vesting conditions for a measurement period that has begun and is not complete as of the Effective Time (and which as a result have not been notionally earned by an employee prior to the Effective Time) (a “Non-Earned Share Based PSU”), the number of shares of Company Common Stock determined as if the applicable performance goals had been achieved for such measurement period at the target level of performance, prorated for the number of days between the commencement of the applicable measurement period and the Effective Time as compared to the number of days in the entire measurement period, and (C) in the case of Share Units not subject to performance-based vesting conditions, the total number of shares of Company Common Stock underlying such Share Units, and (ii) the Merger Consideration, less any required withholding Taxes (the “Share Unit Payment”). As of the Effective Time each holder of a Share Unit shall cease to have any rights with respect thereto, except (I) the right to receive the Share Unit Payment and (II) as described in Section 6.9(c) of the Company Disclosure Letter. The Share Unit Payment shall be made at the time required under the applicable Company Stock Plan and related award or other applicable document, but in any event promptly (and no later than 15 Business Days) following the Effective Time; provided, however, in the event that making such payment at such time would cause any additional Taxes to be payable pursuant to Section 409A of the Code with respect to a Share Unit, the payment shall instead be made at the time specified in the applicable Company Stock Plan and related award or other applicable document.

(c) All account balances (whether or not vested) under any Company Plan (other than awards under a Company Stock Plan the treatment of which is specified in Section 2.3(a) or (b)) that provides for the deferral of compensation and represents amounts notionally invested in a number of shares of Company Common Stock or otherwise provides for distributions or benefits that are calculated based on the value of a Share (collectively, the “Deferred Compensation Plans”), shall be adjusted and converted into a right of the holder to have allocated to the holder’s account under any such Deferred Compensation Plan an amount denominated in cash equal to the product of (i) the number of shares of Company Common Stock previously deemed invested under or otherwise referenced by such account and (ii) the Merger Consideration, less any required withholding Taxes (the “Deferred Payment”), and shall cease to represent a right to receive a number of shares of Company Common Stock or cash equal to or based on the value of a number of Shares. The Deferred Payment shall be made at the time specified in the applicable Deferred Compensation Plan and related plan documents.

(d) Prior to the Effective Time, the Company shall take all such lawful actions as may be necessary (which include satisfying the requirements of Rule 16b-3(e) promulgated under the Exchange Act), without incurring any liability in connection therewith, to provide for and give effect to the transactions contemplated by this Section 2.3.

Section 2.4 Dissenters’ Rights. Shares that have not been voted for adoption of this Agreement and with respect to which appraisal has been properly demanded in accordance with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such shares withdraws such demand for such appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal. If a holder of Dissenting Shares withdraws such demand for appraisal (in accordance with Section 262(k) of the DGCL) or becomes ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, each of such holder’s Dissenting Shares will cease to be a Dissenting Share and will be converted as of the Effective Time into and represent the right to receive the Merger Consideration, without interest thereon. The Company shall give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands and any other instruments received by the company relating to stockholders’ rights of appraisal, and

Parent shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law.

Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of the Company shall occur as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted, without duplication, to reflect such change; provided that nothing in this Section 2.5 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the letter in agreed form from the Company, dated the date hereof, addressed to the Parent Parties (the “Company Disclosure Letter”) or in the Company SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since January 1, 2011, and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Company SEC Document to the representation and warranty is reasonably apparent on its face (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Letter only to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Company represents and warrants to the Parent Parties as follows:

Section 3.1 Organization.

(a) Each of the Company, its Subsidiaries and its Joint Ventures is a corporation, partnership or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted.

(b) Each of the Company, its Subsidiaries and its Joint Ventures is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Prior to the date of this Agreement, the Company has made available to Parent complete and correct copies of the Company’s, its material Subsidiaries’ and its Joint Ventures’ certificates of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so provided is in full force and effect.

Section 3.2 Authorization; Validity of Agreement; Company Action.

(a) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance of its obligations hereunder and the consummation by it of the Transactions, except that the consummation of the Merger requires the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by the Parent Parties, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the “General Enforceability Exceptions”).

(b) Assuming the accuracy of the representation and warranty in Section 4.4, the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon to adopt this Agreement (the “Stockholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock, or any of them, that is necessary in connection with the consummation of the Merger.

(c) The Company Board has (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and (iii) resolved to recommend to the Company’s stockholders that they adopt this Agreement (such recommendation, the “Company Recommendation”) and direct that such matter be submitted for consideration of the Company’s stockholders at the Special Meeting (as defined in Section 6.2(a)).

Section 3.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing with the SEC of the preliminary proxy statement, the Proxy Statement and any related filings under Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) the Stockholder Approval and (iv) filings, permits, clearances, authorizations, consents, orders and approvals as may be required under (A) Sections 13 and 16 of the Exchange Act, (B) the Securities Act to deregister the Company’s securities that are registered under the Exchange Act, (C) the rules and regulations of the New York Stock Exchange (“NYSE”) and (D) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any federal, state or local court, administrative or regulatory agency, governmental or regulatory committee or commission or other governmental authority or instrumentality, domestic or foreign (each a “Governmental Entity”), are necessary for the consummation by the Company of the Transactions, other than such other filings, clearances, authorizations, consents, orders, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company’s Restated Certificate of Incorporation or its By-Laws or any of the similar organizational documents of any of its Subsidiaries or any of its Joint Ventures or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 3.3(a) are duly obtained or made, (x) violate any Order or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets in a material respect, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, or any permit or similar authorization held by the Company or any of its Subsidiaries, except, in the case of clause (ii)(y) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c) None of the Company, any of its Subsidiaries or any of its Joint Ventures are creditors or claimants with respect to any debtors or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than 15% of the consolidated gross assets of the Company and its consolidated Subsidiaries (excluding cash and cash equivalents).

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 5,000,000 shares of Preferred Stock, par value $1.00 per share (the “Company Preferred Stock”), and 300,000,000 shares of Common Stock, par value $1.00 per share (the “Company Common Stock”). As of June 7, 2013, (i) no shares of Company Preferred Stock are issued and outstanding, (ii) 63,345,160 shares of Company Common Stock are issued and outstanding, (iii) 24,505,132 shares of Company Common Stock are held in the treasury of the Company, (iv)

1,767,775 shares of Company Common Stock are reserved for issuance under the Company Stock Plans in respect of future awards, (v) 1,741,437 shares of Company Common Stock are reserved for issuance upon the exercise of outstanding Options at a weighted average exercise price of $19.08, (vi) 183,301 shares of Company Common Stock are reserved for issuance under restricted stock units under the Company Stock Plans, (vii) 827,208 shares of Company Common Stock are reserved for issuance under performance units under the Company Stock Plans, and (viii) 0 shares of Company Common Stock are reserved for issuance under the Deferred Compensation Plans. All of the Shares are, and all shares of Company Common Stock which may be issued pursuant to the exercise of outstanding Options, or with respect to Share Units or pursuant to the Deferred Compensation Plans will be, when issued in accordance with the terms of the Options, or the Share Units or the Deferred Compensation Plans, duly authorized, validly issued, fully paid and non-assessable. Section 3.4(a) of the Company Disclosure Letter contains a correct and complete list of Rights outstanding as of the date hereof under the Company Stock Plans, including the number of Shares and, where applicable, exercise price and vesting schedule, including whether (and to what extent) the vesting will be accelerated by the execution of this Agreement or consummation of the Merger. Except as set forth in this Section 3.4(a) and in Section 3.4(a) of the Company Disclosure Letter, and for changes resulting from the exercise of Options outstanding as of the date hereof, there are no (i) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (ii) existing options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements or commitments of any character, obligating the Company, any of its Subsidiaries or any of its Joint Ventures to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interests or voting security in the Company, any of its Subsidiaries or any of its Joint Ventures or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, or obligating the Company, any of its Subsidiaries or any of its Joint Ventures to grant, extend or enter into any such option, warrant, call, preemptive right, subscription or other right, agreement, arrangement or commitment, (iii) outstanding Contractual obligations of the Company, any of its Subsidiaries or any of its Joint Ventures to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interests or voting securities of the Company, any of its Subsidiaries or any of its Joint Ventures or (iv) issued or outstanding performance awards, units, rights to receive shares of Company Common Stock on a deferred basis, or rights to purchase or receive Company Common Stock or other equity interests or voting securities issued or granted by the Company to any current or former director, officer, employee or consultant of the Company (the items referred to in clauses (i) through (iv) of or with respect to any Person, collectively, “Rights”). The Company and its Subsidiaries do not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. No Subsidiary of the Company owns any Shares.

(b) The Rights granted under a Company Stock Plan (i) were approved by the Company Board or a duly authorized committee or subcommittee thereof and were granted in compliance with all applicable Laws and the terms and conditions of the Company Stock Plan pursuant to which it was issued in all material respects and (ii) have exercise prices per share of Company Common Stock equal to or greater than the fair market value of a Share on the date of the grant.

(c) All of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries (other than non-wholly owned Subsidiaries, in which case only to the extent such shares of capital stock or other Rights of such Joint Ventures as set forth on Section 3.4 of the Company Disclosure Letter) are owned beneficially or of record by the Company, directly or indirectly, and all such shares and Rights have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of any Encumbrances. Section 3.4 of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and Joint Ventures and the ownership interest of the Company in each such Subsidiary and Joint Venture and, to the Knowledge of the Company, the ownership interest of any other Person or Persons in each such Subsidiary or Joint Venture and (y) the Company’s, its Subsidiaries’ or Joint Ventures’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities held for investment by the Company or any of its Subsidiaries or its Joint Ventures and consisting of less than 5% of the outstanding capital stock or other equity interest of such Person. The Company does not own, directly or indirectly, any voting interest in any Person that would require an additional filing by Parent under the HSR Act in order to consummate the Merger and the other transactions contemplated by this Agreement.

(d) There are no voting trusts or other Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of the Company or any of its Subsidiaries.

Section 3.5 SEC Reports and Financial Statements.

(a) The Company has filed with or furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it since January 1, 2011 (the “Applicable Date”), under the Exchange Act or the Securities Act (collectively, together with any such form, report, schedule, statement or other document required to be filed with or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company SEC Documents”). As of its respective date or, if amended, as of the date of the last such amendment, each Company SEC Document (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. None of the Company’s Subsidiaries is, or at any time since January 1, 2012, has been, required to file any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (the “Company Financial Statements”) (i) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (ii) complies in all material respects with the applicable accounting standards and with the published rules and regulations of the SEC, the Exchange Act and the Securities Act with respect to such requirements, (iii) has been prepared in accordance with the United States generally accepted accounting principles (“GAAP”), in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Company Financial Statements or in the notes to the Company Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and limitations on footnote disclosure as contemplated by Article X of Regulation S-X), and (iv) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the date and for the periods referred to in the Company Financial Statements.

(b) Neither the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such arrangement is to avoid having any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries reflected or disclosed in the Company’s or such Subsidiary’s financial statements or other Company SEC Documents.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects as of the date of this Agreement. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weakness in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, all of which information described in clauses (A) and (B) above has been disclosed to the Parent Parties prior to the date of this Agreement. Since the Applicable Date, neither the Company nor its Subsidiaries has received any credible written (or to the Knowledge of the Company, oral) complaint, allegation, assertion or claim of any material improper activity regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting controls.

Section 3.6 Absence of Certain Changes. Since December 31, 2012, except as otherwise required or contemplated by this Agreement, the Company, its Subsidiaries and, to the Knowledge of the Company, its Joint Ventures have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects. Since December 31, 2012, through the date of this Agreement, (a) there has not been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (b) neither the Company nor any of its Subsidiaries has taken any of the actions described in Section 5.1(a)(ii)(A), Section 5.1(a)(ii)(C), Section 5.1(a)(ii)(D), Section 5.1(a)(iii)(A), Section 5.1(a)(iii)(B), Section 5.1(a)(iii)(C), Section 5.1(a)(iii)(D), Section 5.1(a)(vii), Section 5.1(a)(viii)(C) or Section 5.1(a)(x).

Section 3.7 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent that would be required to be reflected or reserved against on a consolidated statement of financial position of the Company and its consolidated Subsidiaries prepared in accordance with GAAP or disclosed in the notes thereto, except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in connection with the Transactions, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2012 and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.8 Compliance with Laws and Orders.

(a) The Company, each of its Subsidiaries and, to the Knowledge of the Company, each of its Joint Ventures is and, since the Applicable Date, has been in compliance with, and, to the Knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company, its Subsidiaries and, to the Knowledge of the Company, its Joint Ventures hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, taken as a whole (the “Company Permits”), except where such failure would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company, each of its Subsidiaries and, to the Knowledge of the Company, each of its Joint Ventures is in compliance with the terms of the Company Permits, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any of its Affiliates, Joint Ventures or any of each of their respective directors, officers, employees, Joint Venture partners or agents acting in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity or (ii) violated, directly or indirectly, any applicable money laundering or anti-terrorism Law or directly or indirectly lent, contributed or otherwise made available any funds to any Person for the purpose of financing the activities of any Person currently targeted by any U.S. sanctions administered by OFAC. The Company, its Subsidiaries, and to the Knowledge of the Company, its Affiliates, Joint Ventures and each of their respective directors, officers, employees, Joint Venture partners and agents acting in such capacity have complied in all material respects with all applicable anti-corruption and anti-bribery Laws with respect to the Company, including the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §§ 78dd-1 et seq.). The Company, its Subsidiaries and, to the Knowledge of the Company, its Affiliates and Joint Ventures have instituted and maintain policies and procedures adopted by the Company in good faith and that, in the opinion of the Company, provide reasonable assurances of continued compliance with any such anti-bribery, anti-corruption, anti-money laundering and anti-terrorism Laws. The Company has made available to the Parent Parties all material policies and procedures of the Company and its Subsidiaries relating to anti-bribery and anti-corruption.

Section 3.9 Material Contracts.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i) Contract (other than this Agreement) that would be required to be filed by the Company as an exhibit to any Company SEC Documents;

(ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness (including deferred purchase price of property and capital leases) in excess of $2.5 million individually and $10 million in the aggregate;

(iii) Contract that is a Company Labor Agreement;

(iv) Contract containing covenants of the Company or any of its Subsidiaries to indemnify or hold harmless another Person, unless such indemnification or hold harmless obligation would not reasonably be expected to exceed a maximum of $2.5 million (other than Contracts related to the sale of Company Products, ordinary course employment Contracts with non-executive employees or Contracts relating to a director’s or officer’s service as such with the Company);

(v) Contract that is a material sole source supply Contract or material original equipment manufacturer Contract or material private label Contract;

(vi) Contract that contains a put, call, right of first refusal, lock-up or other provision pursuant to which the Company or any of its Subsidiaries would be required to acquire or dispose of, or would be restricted from acquiring or disposing of, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $2.5 million (for the avoidance of doubt, this clause (vi) shall not be deemed to include any purchase orders entered into the ordinary course of business pursuant to which the Company purchases raw materials or utilities);

(vii) settlement agreement or similar agreement with a Governmental Entity or Order to which the Company or any of its Subsidiaries is a party involving future performance by the Company or any of its Subsidiaries in any such case, which is material to the Company and its Subsidiaries, taken as a whole;

(viii) Contract (other than this Agreement) providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Subsidiaries;

(ix) Contract (other than this Agreement, purchase orders entered into in the ordinary course of business or agreements between the Company and any of its wholly owned Subsidiaries or between any of the Company’s wholly owned Subsidiaries) that resulted in aggregate payments to or from the Company or any of its wholly owned Subsidiaries for more than $2.5 million in calendar year 2012, or that to the Company’s Knowledge would reasonably be expected to result in aggregate payments to or from the Company or any of its wholly owned Subsidiaries for more than $5 million in calendar year 2013;

(x) Contract that is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company owns, directly or indirectly, any voting or economic interest of 10% or more, other than with respect to any directly or indirectly wholly owned Subsidiary of the Company (each, a “Joint Venture”);

(xi) Contract that grants “most favored nation” status in respect of any matter that is reasonably likely to be material to the Company;

(xii) Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any 5% Holder of the Company or their immediate family members, on the other hand (other than employment Contracts, indemnification Contracts and other Contracts relating to a director’s or officer’s service as such with the Company);

(xiii) Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is, to the Knowledge of the Company (after inquiry of certain senior members of the legal department), is a Governmental Entity;

(xiv) Contract pursuant to which (A) the Company, any of its Subsidiaries or any of its Joint Ventures grants to any third party any license, release, covenant not to sue or similar right with respect to any material Owned Intellectual Property or (B) the Company, any of its Subsidiaries or any of its Joint Ventures receives a license, release, covenant not to sue or similar right with respect to any material Intellectual Property owned by a third party (other than generally commercially available software in object code form); or

(xv) Contract that contains any provision expressly requiring the Company or any of its Subsidiaries to purchase or sell any material goods or services exclusively to or from another Person or that otherwise purports to limit either (x) the type of business in which the Company or its Subsidiaries may engage, (y) the manner or locations in which any of them may so engage in any business or (z) the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, in each case, in any material respect.

Any such Contract described in clauses (i)-(xv) is a “Material Contract.”

(b) A true and correct copy of each Material Contract has previously been made available to Parent (except with such redactions as may be clearly marked on such copy) and each Material Contract is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the General Enforceability Exceptions, and is in full force and effect in all material respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is (and, to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) the Company and its Subsidiaries have performed all material obligations required to be performed by them to date under the Material Contracts and are not (with or without the lapse of time or the giving of notice, or both) in breach thereunder and (iii) neither the Company nor any of its Subsidiaries has received any notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Material Contract.

Section 3.10 Information in Proxy Statement. The proxy statement relating to the Special Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) will not, at the date it is first mailed to the Company’s stockholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of a Parent Party specifically for inclusion in the Proxy Statement.

Section 3.11 Litigation.

(a) As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of its Joint Ventures that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) None of the Company, any of its Subsidiaries or any of its Joint Ventures is party to, is subject to or is in default under the provisions of any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12 Employee Compensation and Benefit Plans; ERISA.

(a) As used herein, the term “Company Plan” shall mean each material employee benefit plan (including but not limited to “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “voluntary employees’ beneficiary associations” under Section 501(c)(9) of the Code (each, a “VEBA”) and each other material equity incentive, compensation, severance, employment, change-in-control, termination, retention, fringe benefit, bonus, incentive, stock option, stock purchase, stock appreciation right, stock-based, savings, retirement, deferred compensation, health and welfare, or other benefit plan, agreement, program, policy or Contract, whether or not subject to ERISA (including any related funding mechanism), in each case other than a “multiemployer plan,” as defined in Section 3(37) of ERISA (“Multiemployer Plan”), under which (i) any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries (“Covered Employees”) has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has any present or future liability. With respect to each material Company Plan, the Company has made available to Parent, to the extent applicable, true, correct and complete copies of (1) all documents embodying such Company Plan, including (without limitation) all amendments thereto and all related trust documents, insurance contracts or other funding vehicles, (2) written descriptions of any Company Plans that are not set forth in a written document, (3) the most recent summary plan description for each applicable Company Plan, together with the summary or summaries of material modifications thereto, (4) the two most recent annual actuarial valuations, (5) the most recent determination or opinion letter issued by the IRS with respect to any Company Plan and related trust intended to be qualified under Section 401(a) of the Code and any pending request for such a determination letter and (6) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(b) Each Company Plan complies in all material respects with all applicable Laws, including ERISA and the Code. All contributions required to be made under each Company Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Financial Statements prior to the date of this Agreement. No Company Plan is in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code).

(c) Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination or opinion letter to that effect from the IRS and, to the Knowledge of the Company, no event has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such determination. Any VEBA, which provides benefits under a Company Plan, has (i) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (ii) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and the Company is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Code.

(d) No condition exists that is reasonably likely to subject the Company or any of its ERISA Affiliates to any material direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502 of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, 4980B or 4980F of the Code. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Company Plan or will be required to be filed in connection with the transactions contemplated by this Agreement, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(e) No Company Plan that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA which is a single-employer plan (a “Pension Plan”) had a “funding shortfall” within the meaning of Section 430(c) of the Code or Section 303(c) of ERISA as of January 1, 2012, and there has been no material adverse change in the financial condition, whether or not as a result of a change in the funding method, of such Pension Plan since January 1, 2012. Neither the Company nor any of its Subsidiaries participates in, nor has within the six years prior to the date of this Agreement participated in, any Multiemployer Plan. With respect to any Multiemployer Plan contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, none of the Company, any of its Subsidiaries nor any ERISA Affiliate has incurred any material withdrawal liability under Title IV of ERISA which remains unsatisfied.

(f) No Actions are pending or, to the Knowledge of the Company, threatened with respect to any Company Plan. Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Company Plan or collective bargaining agreement. The Company or its Subsidiaries may amend or terminate any retiree health and life benefits at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(g) (i) Each Company Plan that is maintained primarily for the benefit of Covered Employees based outside of the United States (a “Non-U.S. Plan”) has been operated in accordance and is in substantial compliance with its terms and all applicable Laws; and (ii) each Non-U.S. Plan that is required to be funded is funded to the extent required by applicable Law, and with respect to all other Non-U.S. Plans, reserves therefore have been established as required on the accounting statements of the applicable Company or Subsidiary of the Company.

(h) Neither the Company nor any Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A of the Code.

(i) Except as set forth in Section 3.12(i) of the Company Disclosure Letter or as expressly provided in this Agreement, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any of its Subsidiaries to any material severance pay, material unemployment compensation or any other material payment, (ii) materially accelerate the time of payment or vesting, or materially increase the amount of compensation, due any such employee or officer, or result in any funding (through a grantor trust or otherwise) of compensation or benefits under any of the Company Plans, or (iii) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code due to the imposition of the excise tax under Section 4999 of the Code on any payment to such disqualified individual or result in payments under any of the Company Plans which would not be deductible under Section 162(m) or Section 280G of the Code. The Company has made available to Parent complete copies of the Section 280G calculations prepared with respect to the individuals set forth in Section 3.12(i) of the Company Disclosure Letter in connection with the transactions contemplated by this Agreement.

Section 3.13 Labor Matters. Except as set forth in Section 3.13 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other material Contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any material Action that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization, nor is there pending or, to the Knowledge of the Company, threatened, nor has there been for the past five years, any labor strike or lock-out or any material dispute, walk-out, work stoppage or slow-down involving the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date hereof there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made involving any employees of the Company or any of its Subsidiaries. The Company has previously made available to Parent correct and complete copies of all collective bargaining agreements (and any similar agreement between the Company or any of its Subsidiaries, on the one hand, and a union or similar group bargaining unit of employees, on the other hand, regulating the terms and conditions of such employees in the workplace) and material labor agreements or other material Contracts with a labor union or labor organization to which the Company or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Company Labor Agreements”). The consummation of the Merger and the other Transactions will not entitle any third party (including any labor union or labor organization) to any material payments under any of the Company Labor Agreements. The Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings and wages and hours, except as would not be material. Neither the Company nor any of its Subsidiaries is delinquent in any payments to their respective employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of its Subsidiaries in any material respect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

Section 3.14 Properties.

(a) Section 3.14(a)(i) of the Company Disclosure Letter sets forth a true, complete and accurate list of all Owned Real Property (including the address or location and use within the businesses of the Company and its Subsidiaries) which is material to the business operations of the Company and its Subsidiaries, taken as a whole. Section 3.14(a)(ii) of the Company Disclosure Letter sets forth a true, complete and accurate list of all Leases, including the address or location of the subject Leased Real Property, that are material to the business operations of the Company and its Subsidiaries, taken as a whole. True, complete and accurate copies of all Leases set forth on Section 3.14(a)(ii) of the Company Disclosure Letter and documents evidencing Owned Real Property set forth on Section 3.14(a)(i) of the Company Disclosure Letter have been made available to Parent.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has exclusive possession of each Owned Real Property and Leased Real Property, other than any use and occupancy rights granted to third-party owners, tenants or licensees pursuant to Contracts with respect to such real property entered in the ordinary course of business. Other than as listed in Section 3.14(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a lessor or grantor under any material lease or other instrument granting to any other Person any material right to the possession, lease, occupancy or enjoyment of any material Owned Real Property or material Leased Real Property.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each lease for the Leased Real Property is in full force and effect and is valid, binding and enforceable in accordance with its terms, subject to the General Enforceability Exceptions, and (ii) there is no default under any lease for the Leased Real Property either by the Company or its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default by the Company or its Subsidiaries thereunder.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there are no pending or, to the Knowledge of the Company, threatened (x) condemnation or eminent domain proceedings that affect any Owned Real Property or Leased Real Property or (y) Actions to change the zoning classification, variance, special use, or other applicable land use Law of any portion or all of the Owned Real Property or the Leased Real Property and (ii) the Company has not received any written notice of the intention of any Governmental Entity or other Person to take any Owned Real Property or Leased Real Property.

Section 3.15 Intellectual Property.

(a) The Company, its Subsidiaries and, to the Knowledge of the Company, its Joint Ventures own or have the right to use all material Intellectual Property and material IT Assets required to operate their businesses as presently conducted in all material respects, and neither the Merger nor the consummation of the other Transactions will materially impair or otherwise adversely affect any such rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) to the Knowledge of the Company, all Owned Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or Contract adversely affecting or that could reasonably be expected to adversely affect the Company’s, its Subsidiaries’ or its Joint Ventures’ use of, or their rights to, the Owned Intellectual Property, (ii) the Company, its Subsidiaries and, to the Knowledge of the Company, its Joint Ventures have used commercially reasonable business practices to preserve and maintain each item of Registered Owned Intellectual Property in full force and effect, and (iii) the Company, its Subsidiaries and, to the Knowledge of the Company, its Joint Ventures solely and exclusively own all Owned Intellectual Property, free and clear of all Encumbrances, except Permitted Encumbrances.

(b) To the Knowledge of the Company, the products and services of, and the operation of the Company’s, its Subsidiaries’ and its Joint Ventures’ businesses as currently conducted do not violate, misappropriate or infringe upon the Intellectual Property of any other Person, except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, since the Applicable Date neither the Company nor any of its Subsidiaries or its Joint Ventures have received any written notice of any actual or threatened claims (including in the form of offers or invitations to license), and as of the date hereof, there are no pending Actions alleging a violation, misappropriation or infringement of the Intellectual Property rights of any other Person by the Company, any of its Subsidiaries or any of its Joint Ventures or pertaining to or challenging the validity or enforceability of any Owned Intellectual Property (other than ongoing patent and/or trademark prosecution), except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company, its Subsidiaries and, to the Knowledge of the Company, its Joint Ventures, have taken reasonable measures to protect and maintain the confidentiality of all Trade Secrets and confidential information that are owned or held by the Company, its Subsidiaries and Joint Ventures, as applicable, and (ii) to the Knowledge of the Company, there has been no unauthorized disclosure by the Company, any of its Subsidiaries or any of its Joint Ventures of any such Trade Secrets.

(d) To the Knowledge of the Company, the IT Assets owned, used or held for use by the Company, its Subsidiaries and its Joint Ventures operate and perform in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their respective businesses, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as would not be material, the Company, its Subsidiaries and, to the Knowledge of the Company, its Joint Ventures have implemented commercially reasonable backup and disaster recovery technology.

Section 3.16 Environmental Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries have within the last five years complied with all applicable Environmental Laws, and possess and, since the Applicable Date, have complied with all applicable Environmental Permits required under such Laws to operate the businesses of the Company and its Subsidiaries as currently operated; (ii) there are no, and there have not been any, Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, formerly owned or operated by the Company or its Subsidiaries, under circumstances that have resulted in or are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Laws; (iii) the Company has not received any written notification alleging that it is liable, claim or request for information, alleging liability pursuant to any applicable Environmental Law, concerning any release, threatened release of, or exposure to, any Materials of Environmental Concern at any location except, with respect to any such notification, claim or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate Governmental Entity or Person; and (iv) neither the Company nor any Subsidiary is subject to any order, decree or injunction with any Governmental Entity or any indemnity in favor of any third party relating to liability or obligations concerning any Environmental Laws. There are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to Parent Parties copies of all material environmental reports, assessments, studies and non-privileged memoranda in its possession relating to current or former operations of the Company and its Subsidiaries except for reports, assessments, studies and memoranda that do not disclose environmental liabilities that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or where such liabilities, if any, have already been disclosed in other documents made available to the Parent Parties.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in Section 3.3, Section 3.6, Section 3.7 and this Section 3.16 constitute the sole representations and warranties in this Agreement with respect to Environmental Laws.

Section 3.17 Taxes.

(a) Except as set forth in Section 3.17 of the Company Disclosure Letter, the Company and each of its Subsidiaries has timely filed all material Tax Returns that it was required to file and has timely paid all Taxes shown thereon as due and owing and all other Taxes required to be paid by it. All such Tax Returns were correct and complete (insofar as they relate to the Taxes shown thereon as due and owing) in all material respects.

(b) No audit or other proceeding with respect to any material Taxes due from the Company or any of its Subsidiaries, or any material Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has agreed to any extension or waiver of the statute of limitations applicable to any material Tax Return, or agreed to any extension of time with respect to a material Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(d) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation or Tax sharing agreement.

(e) The Company and each of its Subsidiaries has withheld and remitted all material Taxes required to have been withheld and remitted under applicable Law in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other party.

(f) There are no material Encumbrances for unpaid (or allegedly unpaid) Taxes on the assets of the Company or any of its Subsidiaries, except Encumbrances for current Taxes not yet due and payable.

(g) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is the Company) or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract.

(h) Since the Applicable Date, no material claim has been made by a Governmental Entity in a foreign jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(i) All material transactions entered by the Company or any of its Subsidiaries since the Applicable Date have occurred on an arm’s-length basis, and all of such material transactions have satisfied applicable transfer pricing Laws in all material respects.

Section 3.18 Opinion of Financial Advisor. The Company Board has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that, as of the date of the opinion and subject to the qualifications, assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Company common stock is fair, from a financial point of view, to such holders. A complete and executed copy thereof has been delivered to Parent promptly following receipt thereof by the Company. It is agreed and understood that such opinion is for the information of the Company Board and may not be relied upon by Parent or Merger Sub.

Section 3.19 Brokers or Finders. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, no broker, investment banker or financial advisor or other Person serving in a similar capacity has been engaged with respect to the Transactions by the Company or its Subsidiaries or its officers or will otherwise be entitled to any broker’s commission, financial advisory fee or finder’s fee or any other such commission or similar fee from the Company or any of its Subsidiaries in connection with any of the Transactions. The Company has delivered to Parent a complete and accurate copy of all Contracts pursuant to which any such broker, investment banker or financial advisor to the Company is entitled to any fees and expenses from the Company or any of its Subsidiaries in connection with the Merger or any of the Transactions.

Section 3.20 State Takeover Statutes. Assuming the representations and warranties in Section 4.4 are true and correct, the adoption and approval by the Company Board of this Agreement, the Merger and the other Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Transactions, the provisions of Section 203 of the DGCL and any “moratorium”, a “fair price”, “control share acquisition” or similar anti-takeover provisions or similar laws of any jurisdiction (the “Takeover Statutes”) or similar provisions contained in the governing documents of the Company and its Subsidiaries, to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Transactions.

Section 3.21 Insurance. Section 3.21 of the Company Disclosure Letter sets forth a true, complete and accurate list of all insurance policies and surety bonds carried by or covering the Company, its Subsidiaries and, to the Knowledge of the Company, its Joint Ventures, which are reasonably likely to be material to the business operations of the Company and its Subsidiaries, taken as a whole. Such insurance policies are in such amounts and cover such losses and risks as, in the good faith judgment of senior management of the Company, are adequate to reasonably protect the properties and businesses of the Company and its Subsidiaries and all material premiums due thereunder have been paid. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, its Joint Ventures has received written notice of any pending or threatened cancellation with respect to any such insurance policy, and each of the Company and its Subsidiaries is in compliance in all respects with all conditions contained therein, except, in each case, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.22 Affiliate Transactions. As of the date of this Agreement, there are no transactions, arrangements or Contracts between the Company and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.23 Product Recall. Since the Applicable Date through the date of this Agreement, the Company and its Subsidiaries have not received any material written notices or other correspondence from the National Highway Traffic Safety Administration (“NHTSA”) relating to any Company Products, nor is there any pending, or to the Knowledge of the Company, threatened material claim by NHTSA against the Company or any of its Subsidiaries relating to an alleged defect in any Company Products. Since the Applicable Date through the date of this Agreement, there has not been nor is there under consideration by the “D.O.T. Compliance Committee” or the “Executive Committee” of the Company (as such terms are utilized by the Company in the conduct of its business as of the date hereof) or any of its

Subsidiaries, any recall or post sale warning of a material nature concerning any Company Products. Since the Applicable Date, the Company and its Subsidiaries have complied in all material respects with the requirements of the Transportation Recall Enhancement, Accountability and Documentation Act and implementing regulations of the NHTSA, including the Reporting of Early Warning Information Regulation (49 CFR Part 579, subpart C), and Reporting of Safety Recalls and Other Safety Campaigns in Foreign Countries Regulation (49 CFR Part 579, subpart B).

Section 3.24 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this ARTICLE III, the Parent Parties hereby acknowledge and agree that none of the Company, any of its Subsidiaries or any other Person has made or is making any express or implied representation or warranty on behalf of the Company or any of its Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Parent Parties, or any of their respective Representatives or Affiliates of any documentation or other information by the Company or any of its Subsidiaries or any of its or their Representatives with respect to any one or more of the following, neither the Company nor any other Person make any express or implied representation or warranty on behalf of the Company or any other Person with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Parent Parties or any of their respective Representatives or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as set forth in the corresponding sections or subsections of the letter in agreed form from the Parent Parties, dated the date hereof, addressed to the Company (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of the Parent Disclosure Letter only to the extent that the relevance of such item to such section or subsection is reasonably apparent on its face), the Parent Parties each hereby represent and warrant, jointly and severally, to the Company as follows:

Section 4.1 Organization. Each Parent Party is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other organizational power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted. Dutch Holdco is a wholly owned Subsidiary of Parent. Dutch Holdco owns all of the issued and outstanding capital stock of Merger Sub.

Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of the Parent Parties has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions and the Financing. The execution, delivery and performance by the Parent Parties of this Agreement, and the consummation by each of the Transactions and the Financing have been duly and validly authorized by the respective boards of directors of the Parent Parties and by Dutch Holdco as the sole stockholder of Merger Sub, and no other corporate action on the part of any Parent Party is necessary to authorize the execution, delivery and performance by the Parent Parties of this Agreement and the consummation by each of them of the Transactions and the Financing. This Agreement has been duly executed and delivered by the Parent Parties and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of the Parent Parties enforceable against each of them in accordance with its terms, subject to the General Enforceability Exceptions. No vote or approval of the stockholders of Apollo Tyres Ltd. (“Ultimate Parent”) is required in connection with the execution, delivery or performance by the Parent Parties of their obligations hereunder or for the consummation of the Transactions and the Financing.

Section 4.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware pursuant to the DGCL and (ii) filings, permits, clearances, authorizations, consents, orders and approvals as may be required under the HSR Act and any other applicable Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by the Parent Parties of the Transactions and the Financing, other than such other filings, clearances, authorizations, consents, orders, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Parent Parties to consummate the Transactions and the Financing.

(b) Neither the execution and delivery of this Agreement by the Parent Parties nor the consummation by any Parent Party of the Transactions and the Financing, nor compliance by any Parent Party with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of Ultimate Parent, any Parent Party or of any of the Parent Parties’ respective Subsidiaries or (ii) assuming that the consents, approvals, filings, declarations and registrations referred to in Section 4.3(a) are duly obtained or made, (x) violate any Order or Law applicable to Ultimate Parent, any of the Parent Parties or any of the Parent Parties’ respective Subsidiaries or any of their respective properties or assets in a material respect, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of Ultimate Parent, any Parent Party or any of the Parent Parties’ respective Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Ultimate Parent, any Parent Party or any of the Parent Parties’ respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii)(y) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Parent Parties to consummate the Transactions and the Financing.

Section 4.4 Ownership of Company Common Stock. None of Ultimate Parent, Parent or any of their respective Subsidiaries is, and at no time during the last three years has Ultimate Parent, Parent or any of their respective Subsidiaries been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL or in Article Sixteenth of the Company’s Restated Certificate of Incorporation. None of Ultimate Parent, Parent or any of their respective Subsidiaries owns (directly or indirectly, beneficially or of record), or is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, any shares of capital stock of the Company (other than as contemplated by this Agreement).

Section 4.5 Information in Proxy Statement. None of the information supplied or to be supplied by any Parent Party in writing specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Availability of Funds. Parent has delivered to the Company true and complete fully executed copies of (a) the facility agreement, dated as of June 12, 2013 among Standard Chartered Bank, Ultimate Parent, Parent and Apollo Tyres Coöperatief U.A. (the “Facility Agreement”, and the related financing, the “Mauritius Financing”), and (b) the Commitment Letter, dated as of June 12, 2013 among Morgan Stanley Senior Funding, Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Goldman Sachs Bank USA and Standard Chartered Bank, and agreed and accepted by Dutch Holdco and Merger Sub (the “Commitment Letter”, and the related financing, the “Committed Financing”), including all exhibits, schedules, annexes and amendments to the Facility Agreement and the Commitment Letter, in each case, as in effect as of the date of this Agreement (the “Financing Documents”) and Redacted Fee Letters, pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than the Parent Parties), have agreed and committed to provide the Mauritius Financing and the Committed Financing set forth therein (together, the “Financing”). None of the Financing Documents has been or is contemplated to be amended, restated or otherwise modified or waived (except as contemplated thereby or by Section 6.11 of this Agreement) on or prior to the date of this Agreement and the respective commitments contained in the Financing Documents have not been withdrawn, modified, terminated, expired or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, each of the Financing Documents is in full force and effect and constitutes the legal, valid and binding obligation of each of the Parent Parties and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Facility Agreement and the Commitment Letter. Subject to the terms and conditions of the Financing Documents, the net proceeds contemplated from the Financing, together with cash on hand of the Surviving Corporation on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of the Parent Parties’ obligations under this Agreement, including the payment of the Merger Consideration in respect of the payments contemplated by Section 2.1(a), the payment of all other cash amounts payable pursuant to ARTICLE II, the payment of any Indebtedness required to be repaid, refinanced, redeemed, retired, cancelled or terminated and the payment of all fees, expenses and other amounts payable by the Company and its Subsidiaries in connection with the Merger. As of the date of this Agreement, (a) no event has occurred which would reasonably be expected to constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of the Parent Parties under the Financing Documents or, to the Knowledge of Parent, any other party to the Financing Documents and (b) Parent has no Knowledge that the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of the Parent Parties’ obligations under this Agreement and the payment of any Indebtedness required to be repaid, refinanced, redeemed, retired, cancelled or terminated in connection with the Merger and of all fees and expenses reasonably expected to be incurred in connection herewith will not be available to the Parent Parties or the Surviving Corporation on the Closing Date. The Parent Parties have fully paid all fees required to be paid on or prior to the date of this Agreement pursuant to the Financing Documents. As of the date of this Agreement, there are no side letters or other Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (i) as expressly set forth in the Financing Documents, a copy of each of which has been or will be (in compliance with Section 6.11) delivered to the Company, (ii) any customary engagement letter(s) and non-disclosure agreements(s), and (iii) as do not impact the conditionality or aggregate amount of the Financing.

Section 4.7 No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement, the Transactions and the Financing, Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever.

Section 4.8 Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened against any Parent Party that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Parent Parties to consummate the Transactions or the Financing. None of the Parent Parties is a party or subject to or in default under any Order which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Parent Parties to consummate the Transactions or the Financing.

Section 4.9 Ownership of Apollo Vredestein; Financial Statements; Solvency.

(a) Dutch Holdco owns, and shall continue to own until the Effective Time or the termination of this Agreement in accordance with its terms, all of the issued and outstanding capital stock of Apollo Vredestein, free and clear of any Encumbrances other than (i) those Encumbrances incurred in connection with the Financing or (ii) those Encumbrances incurred in connection with the Letter of Credit (which will be discharged as of the Closing). Parent has delivered to the Company true and correct copies of (i) the balance sheet of Parent as at March 31, 2013 and the related statement of income of Parent for the twelve (12) month period then ended and (ii) the audited consolidated balance sheet of Apollo Vredestein as at March 31, 2013 and the related audited consolidated statement of income of Apollo Vredestein for the twelve (12) month period then ended (the statements described in clauses (i) and (ii), including the related notes and schedules thereto, are referred to herein as the “Parent Financial Statements”). The Parent Financial Statements (i) have been prepared from, and in accordance with, the books and records of Parent and Apollo Vredestein and its consolidated Subsidiaries, as applicable, (ii)

have been prepared in accordance with International Financial Reporting Standards, in all material respects, applied on a consistent basis during the periods involved (except as may be indicated in the Parent Financial Statements or in the notes to the Parent Financial Statements), and (iii) fairly present, in all material respects, the financial position and the results of operations of Parent and of Apollo Vredestein (consolidated), as applicable, as of the date and for the periods presented in the Parent Financial Statements. Since March 31, 2013 through the date hereof, Parent and its Subsidiaries (including Apollo Vredestein) have conducted their respective businesses only in the ordinary course of business consistent with past practice in all material respects and have not undertaken any action of a nature specified in clause (2) or (3) of Section 5.1(c) and there has not occurred any fact, circumstance, event, change, effect or occurrence that has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries.

(b) Assuming (i) satisfaction of the conditions to the Parent Parties’ obligation to consummate the Merger, or waiver of such conditions, and after giving effect to the Transactions and the Financing, any alternative financing and the payment of the aggregate Merger Consideration, (ii) any other repayment or refinancing of Indebtedness contemplated in this Agreement, the Financing Documents or the Financing Definitive Agreements, (iii) the accuracy, in all material respects, of the representations and warranties of the Company set forth in ARTICLE III, (iv) the performance by the Company of its obligations under Section 5.1, (v) any estimates, projections or forecasts of the Company and its Subsidiaries that have been made available to any Parent Party prior to the date of this Agreement have been prepared in good faith based upon assumptions that were reasonable, (vi) payment of such amounts as are required to be paid in connection with the consummation of the Transactions and the Financing and (vii) payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions and the Financing.

Section 4.10 No Vote of Parent Stockholders. Except for the adoption of the Agreement by Dutch Holdco as the sole stockholder of Merger Sub, no vote of the stockholders of the Parent Parties or the holders of any other securities of Parent (equity or otherwise), is required by any applicable Law, the certificate of incorporation or bylaws of the Parent Parties or the applicable rules of any exchange on which securities of Parent are traded, in order for the Parent Parties to consummate the Transactions and the Financing.

Section 4.11 No Other Representations or Warranties. Except for the representations and warranties made by the Parent Parties in this ARTICLE IV, the Company hereby acknowledges and agrees that none of the Parent Parties, any of their Affiliates or any other Person has made or is making any express or implied representation or warranty on behalf of the Parent Parties or any of their Affiliates. Without limiting the generality of the foregoing, and notwithstanding the delivery or disclosure to the Company and its Subsidiaries, or any of their respective Representatives or Affiliates of any documentation or other information by the Parent Parties or any of their Affiliates or any of their respective Representatives with respect to any one or more of the following, the Company and its Subsidiaries acknowledge and agree that none of the Parent Parties nor any other Person makes any express or implied representation or warranty on behalf of the Parent Parties or any of their respective Affiliates with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Parent Parties or any of their respective Affiliates or the future business, operations or affairs of the Parent Parties or any of their respective Affiliates heretofore or hereafter delivered to or made available to the Company or its Subsidiaries or any of their respective Representatives or Affiliates.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company and Parent.

(a) From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as (w) otherwise expressly contemplated by this Agreement, (x) set forth in the applicable subsection of Section 5.1 of the Company Disclosure Letter (it being agreed that disclosure of any item in any subsection of Section 5.1 of the Company Disclosure Letter shall be deemed disclosure with respect to any other subsection of Section 5.1 of the Company Disclosure Letter only to the extent that the relevance of such item to such subsection is reasonably apparent on its face), (y) required by applicable Law or (z) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with all material applicable Laws, and shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve intact its present business organization, keep available the services of its directors, officers and employees and maintain existing relations and goodwill with customers, distributors, lenders, partners, suppliers and others having material business associations with it or its Subsidiaries. Without limiting the generality of the foregoing and subject to the exceptions set forth in the foregoing clauses (w), (x), (y) and (z) (provided that the parenthetical providing that Parent’s consent shall not be unreasonably withheld, conditioned or delayed shall only apply to clauses (iii), (iv), (vi), (vii), (viii)(B), (viii)(C), (ix), (x), and, insofar as it relates to the forgoing subsections, (xi)), from the date of this Agreement until the Effective Time, the Company will not and will cause its Subsidiaries not to:

(i) adopt, amend or propose changes to its certificate of incorporation, bylaws or other comparable charter or organizational documents;

(ii) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for cash dividends paid (w) by any direct or indirect wholly owned Subsidiary to the Company (x) by a non-wholly owned Subsidiary of the Company, such payment to be made to the equity holders thereof in amounts equal in proportion to their respective proportionate equity holding in such Person, (y) to any other direct or indirect wholly owned Subsidiary or (z) the regularly scheduled dividend paid by the Company to holders of Shares, not in excess of $0.105 per Share per quarter, in each case, consistent with past practice) or enter into any Contract with respect to voting of its capital stock, (B) issue, sell, transfer, pledge, dispose of, grant, encumber or agree to issue, sell, transfer, pledge, dispose of, grant or encumber, any shares of capital stock or other Rights of the Company or any of its Subsidiaries (other than the issuance of shares of the Company’s capital stock reserved for issuance on the date of this Agreement and issued pursuant to the awards under the Company Stock Plans outstanding as of the date of this Agreement or in respect of account balances under the Deferred Compensation Plans as of the date of this Agreement or as would be permitted pursuant to Section 5.1(a)(iii)), (C) split, combine, subdivide or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries;

(iii) except as required pursuant to existing written, binding Contracts in effect prior to the date of this Agreement or, other than with respect to (A)(1) below, in the ordinary course of business consistent with past practice, (A)(1) pay, grant or provide any severance or termination payments or benefits to any member of the Company Board or executive officer of the Company or (A)(2) pay, grant or provide any severance or termination payments or benefits to any non-executive officer, consultant or employee of the Company or any of its Subsidiaries except in accordance with compensation and benefits plans and agreements and practices in existence as of the date hereof; (B) increase in any non-de minimis respect the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus, incentive or retention payments to, or make any new equity awards to any director, officer, consultant or employee of the Company or any of its Subsidiaries, except for increases in base salary for employees who are not officers in the ordinary course of business consistent with past practice; (C) establish, adopt, amend or terminate any Company Plan or amend the terms of any outstanding equity-based awards; (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of any material compensation or benefits under any Company Plan (except pursuant to an arrangement that is mutually agreed to by the Parties or as already required pursuant to such Company Plan or pursuant to Section 2.3); (E) except as required by changes in applicable accounting standards, change in any material respect any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined; (F) forgive any material loans to directors, officers or employees of the Company or any of its Subsidiaries; (G) hire (other than to fill vacancies of positions that have been established as of the date hereof) or terminate without cause any executive officer or any employee with a target annual compensation opportunity in excess of $250,000, with respect to any such executive officer or employee in the United States or Europe, or in excess of $100,000, with respect to any such executive officer or employee in any other geographical area or (H) except for communications consistent with this Agreement, accurate descriptions of the effects of the Transactions under any Company Labor Agreement or as required by Law, make any communications authorized by the senior management of the Company or their delegees (whether written or oral) with the directors, officers or employees of the Company regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless the Company has provided Parent with prior notice of and the opportunity to review and comment upon any such communications, and the Company shall have considered in good faith all such comments to any such communication.

(iv) other than in the ordinary course of business or in respect of intercompany borrowing solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries in the ordinary course of business, (A) incur any Indebtedness or guarantee any such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, or assume, guarantee or endorse or otherwise become responsible for the obligations of any Person or (B) make any loans, advances or capital contributions to, or guarantees of or investments in, any other Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company);

(v) make any capital expenditures that, in the aggregate, exceed the amount of the capital expenditures contemplated by the Company’s existing capital budget, a true and correct copy of which has been made available to Parent;

(vi) (A) waive, release, settle or compromise any pending or threatened Action against the Company or any of its Subsidiaries (or in which the Company or any of its Subsidiaries has an obligation to indemnify a party to such Action), including any Action contemplated by Section 6.15, other than settlements or compromises of any Action (1) in which the amount paid by or on behalf of the Company or any of its Subsidiaries (net of any available third party insurance proceeds) in settlement or compromise does not exceed the applicable reserve with respect to such Action, if any, reflected on the consolidated balance sheet of the Company as of December 31, 2012 by $2 million individually or $5 million in the aggregate or (2) in connection with a settlement or compromise of product liability Actions related to individual incidents in the ordinary course of business); provided that in neither clause (1) or (2) shall such settlement or compromise include (I) any obligation that would impose any material restrictions on the business or operations of the Company or its Subsidiaries or (II) any admission of wrongdoing or similar admission by the Company or any of its Subsidiaries that would be reasonably expected to negatively affect the Company or any of its Subsidiaries in a material respect beyond the making of any such payment or (B) commence, join or appeal in any Action other than in the ordinary course of business;

(vii) change any of the accounting methods, principles or practices used by it unless required by a change in GAAP or Law (except for any minor changes or modifications to such methods, principles or practices in the ordinary course of business);

(viii) (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), (B) other than as would be permitted pursuant to Section 5.1(a)(v), acquire assets (whether by merger, tender offer, consolidation, purchase of property or otherwise) outside of the ordinary course of business from any other Person in any transaction or series of related transactions with a value or purchase price in the aggregate in excess of $10 million in any transaction or series of related transactions (for purposes of this clause (viii), the amount spent with respect to any acquisition shall be deemed to include the aggregate amount of capital expenditures that the Company or any of its Subsidiaries are obligated to make at any time or plan to make as a result of such acquisition within three years after the date of acquisition) or (C) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets (including any Intellectual Property), licenses, operations, rights, product lines, businesses or interests therein of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, except in the ordinary course of business consistent with past practice or the sale of obsolete or worn out assets;

(ix) other than in the ordinary course of business consistent with past practice (A) enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement or (B) amend, modify or terminate any Material Contract or (C) cancel, modify or waive any material debts or rights under any Material Contract;

(x) other than in the ordinary course of business, (A) make or change any material Tax election, (B) change the Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, (C) file any material amended Tax Return, (D) settle, concede, compromise or abandon any material Tax claim or assessment, (E) surrender any right to a refund of material Taxes or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to material Taxes; or

(xi) authorize or agree to take or make any commitment to take any of the actions prohibited by this Section 5.1 or enter into any letter of intent (binding or non-binding) or similar Contract with respect to any of the foregoing actions.

(b) To the extent that the foregoing clauses (ii)(A), (iii)(F), (iv), (viii)(C) or, insofar as it relates to any Contract evidencing “Borrowed Money” (as defined in the Loan and Security Agreement), (ix)(C) of this Section 5.1 would constitute a “Default” or an “Event of Default” pursuant to Section 10.2.12 and Section 11.1 of the Loan and Security Agreement (as such terms are defined therein), such provision shall be deemed inoperative pending the waiver, consent or approval of the Agent and the Required Lenders (as such terms are defined therein) of the applicability of the provisions of Section 10.2.12 and Section 11.1 of the Loan and Security Agreement to this Agreement. Promptly after the date of this Agreement, the Company shall use its reasonable best efforts to obtain such consent, waiver or approval from the other parties to the Loan and Security Agreement (it being understood that from the date of this Agreement until the earliest to occur of (i) the receipt of such consent, waiver or approval, (ii) the Effective Time and (iii) termination of this Agreement in accordance with its terms, the Company shall comply with the provisions of Section 10.2.2 (Permitted Liens), Section 10.2.3 (Distributions; Upstream Payments) and Section 10.2.6 (Loans) of the Loan and Security Agreement).

(c) From the date of this Agreement and until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as (w) otherwise expressly contemplated by this Agreement or the Financing (x) set forth in Section 5.1 of the Parent Disclosure Letter, (y) required by applicable Law or (z) consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, (i) conduct its business and maintain its assets in the ordinary course of business consistent with past practice and in compliance in all material respects with all material applicable Laws, and (ii) use its commercially reasonable efforts to (A) maintain the consolidated net worth of Parent and its consolidated Subsidiaries at a level at least equal to the consolidated net worth of Parent and its consolidated Subsidiaries as of March 31, 2013 and (B) maintain its ability to perform its obligations pursuant to this Agreement and to consummate the Transactions and the Financing. Without limiting the generality of the foregoing and subject to the exceptions set forth in the foregoing clauses (w), (x), (y) and (z), from the date of this Agreement until the Effective Time, Parent will not and will cause its Subsidiaries not to (1) adopt a plan of complete or partial liquidation, dissolution, or other similar reorganization, (2) other than in the ordinary course of business consistent with past practice or in connection with the Financing, mortgage, pledge, surrender, cancel, abandon or create an Encumbrance on any material assets of Parent or its Subsidiaries, or (3) other than in the ordinary course of business consistent with past practice, enter into any Contract with Ultimate Parent or any Subsidiary of Ultimate Parent (other than Contracts solely among Parent and its Subsidiaries) on non-arm’s-length terms (or that are otherwise unfair to Parent and its Subsidiaries).

(d) Nothing contained in this Agreement shall give any Parent Party or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time. Prior to the Effective Time, each party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent or the Company shall be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of legal counsel, violate applicable Antitrust Law.

Section 5.2 No Solicitation by the Company.

(a) Except as permitted by this Section 5.2, the Company shall, and shall cause each of its Subsidiaries and Representatives to: (i) immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Company Takeover Proposal, and (ii) not, directly or indirectly, (A) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal, except to notify such Person of the existence of this Section 5.2, (C) enter into any letter of intent, agreement or agreement in principle, merger agreement or other similar Contract with respect to a Company Takeover Proposal or (D) grant any waiver, amendment or release under any standstill or confidentiality agreement.

(b) Notwithstanding anything to the contrary contained in Section 5.2(a) or any other provisions of this Agreement, if at any time prior to obtaining the Stockholder Approval, the Company or any of its Representatives receives a bona fide written Company Takeover Proposal from any Person or group of Persons, which Company Takeover Proposal did not result from any breach of this Section 5.2 (other than any violation that is immaterial in scope or effect), the Company and its Representatives may to the extent that the Company Board or any duly constituted and authorized committee thereof determines in good faith, after consultation with financial advisors and legal counsel, that the failure to take such action, in light of the Company Takeover Proposal and the terms of this Agreement would be inconsistent with the Company Board’s fiduciary duties under applicable Law and that such Company Takeover

Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, then the Company and its Representatives may (x) furnish, following execution of an Acceptable Confidentiality Agreement with such Person, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Company Takeover Proposal; provided, that the Company shall, prior to such disclosure, provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is made available to such Person to the extent not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Takeover Proposal.

(c) The Company shall inform Parent promptly (and in any event within 24 hours) of any proposals or offers with respect to a Company Takeover Proposal, any request for non-public information or any discussions are sought to be initiated or continued with it or any of its Representatives (indicating the identity of the Person making the inquiry or proposal and the material terms of any such proposal, including copies of related written requests, offers or proposed contracts) and thereafter shall keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Company Takeover Proposal on a prompt basis (and in any event within 24 hours of any material development, discussion or negotiation). In the event that any Person modifies its Company Takeover Proposal in any material respect (it being understood that any change in financial terms and any formal written modification shall be deemed material), the Company shall notify Parent in writing within 24 hours of receipt of such modification of the fact that such Company Takeover Proposal has been modified and the terms of such modification (including, if applicable, copies of written documentation reflecting such modification). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.2 or that contains terms less restrictive with respect to such Person than the terms of the Confidentiality Agreement.

(d) Except as expressly permitted by this Section 5.2(d) or Section 5.2(e), the Company Board shall not (i) (A) fail to include the Company Recommendation in the Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) take any action by board resolution or in any public respect or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a customary “stop, look and listen” communication (it being understood that the Company Board may refrain from taking a position with respect to a Company Takeover Proposal until the close of business as of the tenth U.S. Business Day after the commencement of a tender offer in connection with such Company Takeover Proposal pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a modification of the Company Recommendation adverse to Parent, provided, that if the Company Board fails to take a position or takes a position after the close of business on such tenth U.S. Business Day that is other than a recommendation against such offer then such position shall be considered a modification of the Company Recommendation adverse to Parent) or (D) adopt, approve or recommend, or publicly propose to approve or recommend to stockholders of the Company a Company Takeover Proposal (the actions described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement in principle, merger agreement or other similar Contract with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.2(b)) (each, a “Company Acquisition Agreement”) or (iii) take any action pursuant to Section 8.1(c). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Stockholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change, enter into a Company Acquisition Agreement or take any action pursuant to Section 8.1(c) if prior to taking such action the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisors and legal counsel, that (x) failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (y) such Company Takeover Proposal constitutes a Company Superior Proposal; provided, however, that (1) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice shall include an unredacted copy of the Company Superior Proposal, an unredacted copy of the relevant proposed transaction agreements and an unredacted copy of any financing commitments relating thereto), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on Parent to effect revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (3) following the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith such binding offer, and shall have determined that the Company Superior Proposal continues to constitute a Company Superior Proposal if the revisions proposed in such binding offer were to be given effect, (4) in the event of any material change to the terms of such Company Superior Proposal (it being understood that any change in financial terms and any formal written modification shall be deemed material), the Company shall, in each case, again comply with this Section 5.2(d) and shall have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least three calendar days rather than the five calendar days otherwise contemplated by clause (1) above, and, if applicable, (5) the Company Board (or any duly constituted and authorized committee thereof) terminates this Agreement pursuant to the terms of Section 8.1(c) to enter into a Company Acquisition Agreement with respect to such Company Superior Proposal; and provided, further, that the Company has complied with its obligations under this Section 5.2 (other than any violation that is immaterial in scope or effect); and provided, further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect, unless the termination is in accordance with Section 8.1(c) and, to the extent required under the terms of this Agreement, the Company pays Parent the applicable Termination Fee in accordance with Section 8.2(b) prior to or concurrently with such termination.

(e) Prior to the time the Stockholder Approval is obtained, the Company Board may effect a Company Adverse Recommendation Change of the type described in Section 5.2(d)(i)(B) (“Change of Recommendation”) if and only if (or to the extent permitted in Section 5.2(d)) (i) the Company Board or any duly constituted and authorized committee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would be inconsistent with the Company Board’s fiduciary duties under applicable Law; (ii) such action is not in response to the receipt, existence of or terms of a Company Takeover Proposal or a Company Superior Proposal or any inquiry related thereto or the consequences thereof (which is governed by Section 5.2(d)); (iii) such action is only in response to a material development, fact, change, event, effect, occurrence or circumstance that is not, or the material consequences of which are not, known or reasonably foreseeable to the Company Board as of the date hereof and becomes known to the Company Board prior to the time of the Stockholder Approval (excluding any Company Takeover Proposal, the “Intervening Event”); and (iv) prior to taking such action, (w) the Company Board has given Parent at least five calendar days’ prior written notice of its intention to take such action absent any revision to the terms and conditions of this Agreement, which notice shall describe the Intervening Event and the basis for such intended Change of Recommendation in reasonable detail, (x) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with the Parent Parties during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose in writing an offer binding on the Parent Parties to effect revisions to the terms of this Agreement and (y) at the end of such notice period, the Company Board or any duly constituted and authorized committee thereof shall have considered in good faith any such binding offer, and shall have determined in good faith, based on the information then available and after consultation with its financial advisors and outside legal counsel, that failure to make such Change of Recommendation due to the Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f) Nothing contained in this Section 5.2 or in Section 6.6 shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with outside counsel, such disclosure is required under applicable Law; provided, however, that if any such disclosure has the substantive effect of a Company Adverse Recommendation Change, it shall be deemed to be a Company Adverse Recommendation Change.

(g) The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of an acquisition of the Company or any of its Subsidiaries return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives. The Company further agrees to enforce the standstill provisions of any such agreement and shall take all steps necessary to terminate any waiver that may have been granted to any Person other than Parent or its Affiliates under any confidentiality or standstill provisions in any such agreement.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Proxy Statement.

(a) As soon as reasonably practicable after the date of this Agreement, and in any event, within 20 calendar days after the date of this Agreement, the Company shall file with the SEC the Proxy Statement in preliminary form. The Company will use reasonable best efforts to cause the Proxy Statement to be disseminated to the holders of the Shares, as promptly as practicable (and in any event within five Business Days) after the Proxy Statement is cleared by the SEC. Subject to Section 5.2, the Proxy Statement will contain the Company Recommendation and the Company shall use reasonable best efforts to obtain the Stockholder Approval.

(b) The Parent Parties will provide for inclusion or incorporation by reference in the Proxy Statement all required information relating to Parent or its Affiliates. Parent and its counsel shall be given the opportunity to review and comment on the Proxy Statement before it is filed with the SEC. The Company will provide Parent and its counsel, in writing, any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments or other communications, and the opportunity to review and comment on such comments. The Company will respond promptly to any such comments from the SEC or its staff.

(c) Each of the Company and the Parent Parties agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares, in each case as and to the extent required by applicable federal securities Laws.

Section 6.2 Stockholders Meeting.

(a) Subject to Section 5.2(a), the Company shall take all actions in accordance with applicable Law, its constituent documents and the rules of the New York Stock Exchange to duly call, give notice of, convene and hold a special meeting of the Company’s stockholders for the purpose of considering and taking action upon the adoption of this Agreement (including any adjournment or postponement thereof, the “Special Meeting”) as promptly as reasonably practicable after the date of mailing of the Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Special Meeting (i) with the consent of Parent; provided, that after consultation with Parent, the Company may adjourn or postpone the Special Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Special Meeting if such disclosure is determined by the Company in good faith after consultation with outside counsel to be required to be provided to the stockholders of the Company, (ii) if as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting or (iii) for a single period not to exceed ten Business Days, to solicit additional proxies if necessary to obtain the Stockholder Approval.

(b) Parent shall vote, or cause to be voted, all of the Shares then beneficially owned by it, Merger Sub or any of its other Subsidiaries and Affiliates in favor of the adoption of this Agreement.

Section 6.3 Reasonable Best Efforts.

(a) Prior to the Closing, the Parent Parties and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Transactions including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of the conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required under the HSR Act or other applicable Antitrust Laws and in connection with approvals of or filings with any other Governmental Entity) required to be obtained or made by the Parent Parties, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, each of Parent and the Company shall use all reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing.

(b) Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to and, to the extent permitted by applicable Law, promptly provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), and keep the other parties apprised of the status of, all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding any of the Transactions. If any party to this Agreement or any Representative of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and, to the extent permitted by Law, after consultation with the other parties to this Agreement and permitting counsel to the other party reasonable opportunity to review in advance, an appropriate response in compliance with such request. Each party agrees that it will not participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the performance of its obligations pursuant to Section 6.3(a) unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(c) The Company and Parent shall use reasonable best efforts to file, as promptly as practicable, but in any event no later than ten Business Days after the date of this Agreement, notifications under the HSR Act, and the Company and Parent shall use reasonable best efforts to file, as promptly as practicable, and in any event no later than 20 Business Days after the date of this Agreement, any other filings and/or notifications under applicable Antitrust Laws, and in each case, if applicable, requesting early termination of any waiting period with respect to the Transactions, and to file as soon as practicable any other applicable notifications or other forms and documentation necessary to obtain any consents, clearances or approvals under or in connection with any applicable Antitrust Law or in connection with the approval or authorization of or filings with any Governmental Entity required to be obtained or made by the Parent Parties, the Company or any of their respective Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement. The Company and Parent shall use reasonable best efforts to respond, as promptly as practicable, to any inquiries and requests received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond, as promptly as practicable, to all inquiries and requests for additional information and documentation received from any state Attorney General or any other Governmental Entity in connection with approvals of or filings with any other Governmental Entity required to be obtained or made by the Parent Parties, the Company or any of their respective Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement.

(d) Each of Parent and the Company shall use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under applicable Antitrust Laws. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) or otherwise challenged by any Governmental Entity, each of Parent and the Company shall cooperate and use all reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3 shall limit the right of any party hereto to terminate this Agreement pursuant to Section 8.1, so long as such party hereto is not in material breach of its obligations under this Section 6.3. Each of Parent and the Company shall use all reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other applicable Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.

(e) Notwithstanding anything to the contrary set forth in this Agreement, none of the Parent Parties or any of their respective Affiliates shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, contract or Order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, the Surviving Corporation, the Parent Parties or any of their respective Affiliates, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, the Surviving Corporation, the Parent Parties or any of their respective Affiliates in any manner or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Corporation, the Parent Parties or any of their respective Affiliates, in each case, if such action would or would reasonably be expected to result in or be a Burdensome Condition; provided that, if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or Order so long as such requirement, condition, limitation, understanding, agreement or Order is only binding on the Company in the event the Closing occurs. For the purposes of this Agreement, “Burdensome Condition” means the executing or carrying out, consenting to or to offer to or to agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement (including consent decrees and undertakings) in respect of, in anticipation of or pursuant to any action contemplated by this Section 6.3 that, individually or in the aggregate with all other such actions, would reasonably be expected to result in any sale, divestiture, hold separate arrangement or other disposition of business, product lines or assets of the Company and its Subsidiaries, or Parent and its Affiliates, if such business or assets, in the aggregate, together generated (directly or indirectly), revenues of more than $150,000,000 reported for the twelve month period ended December 31, 2012 calculated in accordance with GAAP.

Section 6.4 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any condition to the Merger to be unsatisfied and (b) any material failure of the Company or any Parent Party, as the case may be, or any Representative of the Company or Parent Party, as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice. The Company shall promptly notify Parent of any written notice from any Person alleging that the consent of such Person in connection with a Material Contract is or may be required in connection with the Transactions.

Section 6.5 Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to provide, and shall cause its Subsidiaries to provide, Parent and its Representatives, from time to time prior to the earlier of the Effective Time or the termination of this Agreement, reasonable access during normal business hours to (i) the Company’s and its Subsidiaries’ respective properties, books, Contracts, commitments, personnel and records and (ii) such other information as Parent shall reasonably request with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations, in each case, to the extent related to consummation of the Transactions or the ownership or operation of the respective businesses of the Company and its Subsidiaries from and after the Closing, provided that the foregoing shall not require the Company (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, after consultation with legal counsel, would result in the disclosure of any Trade Secrets or competitively sensitive sales and marketing information of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure or (b) to disclose any privileged information of the Company or any of its Subsidiaries. If the Company seeks to withhold information from the Parent Parties for any reason permitted by this Section 6.5, the Company and the Parent Parties shall cooperate to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided. All information provided shall be governed by the terms of the Confidentiality Agreement.

Section 6.6 Publicity. The initial press release regarding the Merger shall be joint and thereafter neither the Company nor the Parent Parties shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior consultation of the other party and giving the other party the opportunity to review and comment on such press release or other announcement, except to the extent required by Law or by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Entity.

Section 6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation will indemnify and hold harmless each present and former director or officer of the Company and its Subsidiaries, or any other Person that is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company, together with such person’s heirs, executors or administrators, (the “Indemnified Party”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) incurred in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director, officer, employee or agent of the Company or any of its Subsidiaries (including in connection with serving at the request of the Company or any such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person) or (ii) acts or omissions by such Indemnified Party in the Indemnified Party’s capacity as a director or officer of the

Company or a Subsidiary of the Company or taken at the request of the Company or any of its Subsidiaries, in each case under (i) or (ii), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger or the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted or required by applicable Law or that the Company would have been required under its certificate of incorporation or bylaws in effect on the date of this Agreement (and made available to the Parent Parties), to indemnify such Indemnified Party. In addition, from the Effective Time until six years from the Effective Time, Parent will, and will cause the Surviving Corporation to, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnified Party under this Section 6.7 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.7) as incurred to the fullest extent that the Company would have been required under its certificate of incorporation or bylaws in effect on the date of this Agreement, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 6.7(a).

(b) From and after the Effective Time, the Surviving Corporation will assume, all obligations of the Company and any of its Subsidiaries in respect of rights of exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing in favor of the Indemnified Parties as provided in the respective constituent documents of the Company or any of its Subsidiaries or in any written Contract described on the Company Disclosure Letter or filed as an exhibit to any document filed with the SEC; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made in accordance with the applicable provisions thereof will continue until the disposition of such Action or resolution of such claim. Without limiting the foregoing, Parent, from and after the Effective Time until six years from the Effective Time, will cause, unless otherwise required by Law, the certificate of incorporation and by-laws or similar organizational documents of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company’s constituent documents, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

(c) For a period of six years from the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries, or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy” with reputable insurers, in each case of at least the same coverage and scope, and in amounts, and containing terms and conditions, that are no less favorable to such individuals than such policy in effect on the date hereof, with respect to matters arising on or before the Effective Time covering without limitation the Merger and the other transactions contemplated hereby; provided, however, that after the Effective Time, Parent will not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case will purchase as much coverage as reasonably practicable for such amount; and provided further, that if the Surviving Corporation purchases a “tail policy” and the same coverage costs on an annual basis more than 300% of such last annual premium, the Surviving Corporation will purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium. The Company may prior to the Effective Time purchase a six-year prepaid “tail policy” on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Merger and the transactions contemplated hereby; provided, however, that the Company shall not pay an aggregate amount for such policy in excess of 450% of the current aggregate annual premium paid by the Company for the existing policy, and the Company shall reasonably consult with Parent regarding the purchase of such “tail policy” prior to the purchase of such “tail policy”. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.7(c) and the Surviving Corporation will use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 6.7 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s constituent documents, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.7 may not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.7 applies unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies will be third party beneficiaries of this Section 6.7).

(e) In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 6.7.

Section 6.8 Parent and Company Compliance. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 6.9 Employee Matters.

(a) From the Effective Time until December 31, 2014, Parent shall provide, or shall cause to be provided, to each current and former employee of the Company and its

Subsidiaries whose terms and conditions of employment were not, and do not become, subject to a collective bargaining agreement (the “Company Non-Union Employees”) compensation and benefits (excluding equity awards) that are no less favorable, in the aggregate, than the compensation and benefits (including the initial estimated value of any equity awards) provided to each such Company Non-Union Employee immediately before the Effective Time. As to each current and former employee of the Company and its Subsidiaries whose terms and conditions of employment were subject to a collective bargaining agreement (the “Company Union Employees”), the Parent shall cause the Surviving Corporation to comply with the terms and conditions of each applicable collective bargaining agreement, in a manner consistent with applicable Law.

(b) For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any pension plan sponsored by Parent or its Subsidiaries (other than the Company and its Subsidiaries)) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Non-Union Employees after the Effective Time (the “New Plans”), each Company Non-Union Employee shall be credited with his or her years of service with the Company and its Subsidiaries or predecessors before the Effective Time, to the same extent as such Company Non-Union Employee was entitled, before the Effective Time, to credit for such service under any similar employee benefit plan of the Company or its Subsidiaries in which such Company Non-Union Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Company Non-Union Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Plan in which such Company Non-Union Employee participated immediately before the consummation of the Transactions (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Non-Union Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Without limiting the generality of the foregoing, the Company, Parent, the Surviving Corporation, and their respective Subsidiaries and Affiliates, as applicable, will take all actions necessary to effectuate the provisions of Section 6.9(c) of the Company Disclosure Letter.

(d) To the extent that, prior to the Effective Time, Parent enters into an agreement with any beneficiary of the Amended and Restated Master Grantor Trust Agreement, dated January 1, 2011, between the Company and PNC Bank, National Association (the “Rabbi

Trust”) that provides for waiver of the funding of the Rabbi Trust for all or a portion of such beneficiary’s benefits under any applicable plan or agreement, the Company shall cause the trustee of the Rabbi Trust to refund to the Company any amounts contributed to the Rabbi Trust for such beneficiary’s benefits, to the extent funding thereof has been waived by the applicable beneficiary.

(e) Nothing in this Section 6.9 shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan or (ii) prohibit Parent or any of its Affiliates, including the Surviving Corporation, from amending or terminating any employee benefit plan. The provisions of this Section 6.9 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 6.9, express or implied, shall confer upon any Company Non-Union Employee and Company Union Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement.

Section 6.10 Dutch Holdco Approval. Immediately following the execution of this Agreement, Dutch Holdco shall execute and deliver, in accordance with Section 251 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

Section 6.11 Financing.

(a) Subject to the terms and conditions of this Agreement, each Parent Party shall use their respective reasonable best efforts to take (or cause to be taken) all action and to do (or cause to be done) all things, necessary, proper or advisable to obtain the Financing contemplated by the Financing Documents, including (i) maintaining in effect the Financing Documents (including any applicable market flex provision), (ii) negotiating and entering into definitive agreements with respect thereto on terms and conditions no less favorable than those contemplated by the Commitment Letter (which may include amending any or all of the Commitment Letter and any related fee letter from time to time between the date hereof and the Closing to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as a party thereto and the Parent Parties shall promptly deliver to the Company copies of any such amendment or modification), provided that such terms do not (1) reduce the aggregate amount of net cash proceeds available from the Financing, (2) introduce new or additional conditions or that otherwise prevent, impede, delay, impair or reduce the availability of the Financing or the ability of the Parent Parties to consummate the Merger as of the Closing in any respect or (3) adversely impact the ability of any Parent Party to enforce its rights against the other parties to the Financing Documents in any respect (any such agreements, together with the Facility Agreement and any agreement contemplated thereby, the “Financing Definitive Agreements”), and execute and deliver to the Company a copy thereof as promptly as reasonably practicable (and no later than two Business Days) after such execution; (iii) satisfying on a timely basis (and in any event, on or prior to the Closing) all conditions applicable to the Parent Parties set forth in the Financing Documents or the Financing Definitive Agreements within their control, (iv) consummating the Financing contemplated by the Financing Documents at or prior to the Closing, (v) fully enforcing the obligations of the other parties to the Financing Documents or the Financing Definitive Agreements (and the rights of the Parent Parties), including (at the request of the Company) by filing one or more lawsuits against the other parties to the Financing Documents or the Financing Definitive Agreements to fully enforce the obligations of the other parties to the Financing Documents or the Financing Definitive Agreements (and the rights of the Parent Parties); provided, however, that the parties to this Agreement acknowledge that the funding of the Financing shall be subject to the satisfaction of all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing), (vi) complying in all material respects with its covenants and other obligations under the Financing Documents and (vii) utilizing any and all available financing to refinance any existing Indebtedness that becomes unavailable. Parent may replace any Financing Source with an alternative Financing Source with the written consent of the Company, not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything contained herein to the contrary, no Parent Party will permit any amendment, supplement or other modification of, or waiver of any provision or remedy under, the Financing Documents to the extent such amendment, supplement, other modification or waiver that would (1) reduce the aggregate amount of net cash proceeds available from the Financing, (2) introduce new or additional conditions or that would otherwise prevent, impede, delay, impair or reduce the availability of the Financing or the ability of the Parent Parties to consummate the Merger as of the Closing in any respect or (3) adversely impact the ability of any Parent Party to enforce its rights against the other parties to the Financing Documents in any respect. The Parent Parties will deliver to the Company copies of any such amendment, modification, replacement or waiver as promptly as reasonably practicable (and no later than two Business Days) prior to the execution thereof. Notwithstanding anything contained herein to the contrary, the Parent Parties may cancel or terminate a portion of the commitments provided under the Financing Documents or the Financing Definitive Agreements to the extent the Parent Parties have completed an offering of debt securities and received proceeds in an amount of the commitments so cancelled or terminated so long as (A) such proceeds have been contributed to Merger Sub, (B) such proceeds are subject to an escrow acceptable to the Company, and (C) no term or condition related to such transaction is reasonably likely to prevent, impede, delay or impair the availability of the Financing (other than the portion so cancelled or terminated) or the ability of the Parent Parties to consummate the Merger as of the Closing.

(b) Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Financing and provide to the Company copies of the material definitive documents for the Financing. The Parent Parties will deliver to the Company copies of any such amendment, modification, replacement or waiver in respect of the Financing Documents as promptly as reasonably practicable (and in any event within two Business Days) upon the execution and delivery thereof. Parent shall as promptly as reasonably practicable (and in any event within two Business Days) notify the Company of (i) the expiration or termination of the Financing Documents or the Financing Definitive Agreements, (ii) any refusal by the other parties to the Financing Documents or the Financing Definitive Agreements to provide, any written notice or other written communication by the other parties to the Financing Documents or the Financing Definitive Agreements of any intention to refuse to provide, or asserting that it no longer has an obligation and/or ability to provide, the full financing contemplated by the Financing Documents or the Financing Definitive Agreements, (iii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Documents or

Financing Definitive Agreements the effect of which would relieve the Financing Sources from the obligation to provide the Financing in any manner (including in diminution of amount) or would reasonably be expected to delay the consummation of any portion of the funding of the Financing and (iv) the receipt of any written notice or other written communication from a Financing Source with respect to any (x) actual or potential material breach, material default, termination or repudiation by any party to any Financing Documents or any Financing Definitive Agreements or any provisions of the Financing Documents or any Financing Definitive Agreements the effect of which would relieve the Financing Sources from the obligation to provide the Financing or (y) material dispute or disagreement between or among any parties to any Financing Documents or any Financing Definitive Agreements the effect of which would relieve the Financing Sources from the obligation to provide the Financing. Parent shall keep the Company reasonably informed on a periodic basis of any material developments, discussions or negotiations relating to any circumstance referred to the immediately preceding sentence. Notwithstanding the foregoing, in no event will Parent be required to provide any information under this Section 6.11 if such disclosure would result in the loss of attorney-client privilege.

(c) In the event that any portion of the Financing becomes unavailable on the terms and conditions contemplated by the Financing Documents or the Financing Definitive Agreements (it being understood that Parent shall be required to exercise any applicable market flex provision) or any of the Financing Documents or Financing Definitive Agreements shall be withdrawn, repudiated, terminated or rescinded, in each case regardless of the reason therefor, Parent shall (i) as promptly as reasonably practicable (and in any event, within two Business Days) notify the Company of such unavailability and the reason therefor and (ii) use its reasonable best efforts to obtain, as promptly as reasonably practicable following the occurrence of such event and in any event no later than the final day of the Marketing Period, alternative debt financing (in an amount sufficient to replace such unavailable Financing) from the same or other sources; provided that in no event shall Parent be obligated to obtain alternative debt financing on terms and conditions that are in the aggregate materially less favorable to the Parent Parties and the Company than such unavailable Financing (including any applicable market flex provision).

(d) Parent shall deliver to the Company true and complete copies of all agreements (including any fee letters and engagement letters, provided that amounts in such letters may be redacted unless such redactions would adversely affect the amount, conditionality, enforceability or availability of the Financing) pursuant to which any such alternative source shall have committed to provide any of the Parent Parties with any portion of the Financing. Any alternative financing will (x) be in an amount sufficient to consummate the Merger (including paying the Merger Consideration, and all fees and expenses) and (y) not impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing in a manner that would (i) delay or prevent the Closing in any respect or (ii) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur in any respect. In the event any alternative financing is obtained in accordance with this Section 6.11 (“Alternative Financing”), references in this Agreement to the Financing shall be deemed to refer to such Alternative Financing (in lieu of the Financing replaced thereby, and except for purposes of Section 5.1(c)), and if one or more commitment letters, facility agreements or definitive agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the Commitment Letter, the Facility Agreement and the Financing Definitive Agreements shall be deemed to refer to such commitment letters, facility agreements and definitive financing agreements relating to such Alternative Financing (in lieu of the Commitment Letter, the Facility Agreement and the Financing Definitive Agreements replaced thereby), and all obligations of Parent pursuant to this Section 6.11 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Financing replaced thereby. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.11 will require, and in no event will the reasonable best efforts of the Parent Parties be deemed or construed to require, any Parent Party pay any fees, any interest rates or other amounts applicable to the Financing in excess of those contemplated by the Financing Documents (after the exercise of any market flex provisions) and whether to secure waiver of any conditions contained therein or otherwise; provided that the Parent Parties shall pay all fees required by the Financing Documents as they become due.

(e) Prior to the Closing Date, the Company shall use reasonable best efforts to provide and to cause its Subsidiaries and Representatives, including legal, finance and accounting, to provide, to the Parent Parties, at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary in connection with the arrangement of the Financing or any permitted replacement, amended, modified or alternative financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including:

(i) furnishing the Parent Parties as promptly as practicable following Parent’s request, (A) financial statements, financial data and other pertinent information regarding the Company and its Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (excluding pro forma financial statements, pro forma adjustments and information relating specifically to the Financing (other than historical information relating to the Company and its Subsidiaries and forward looking information regarding the Company and its Subsidiaries otherwise required by applicable Law)) and (B) information relating to the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages (including customary confidential information, memoranda, offering circulars or prospectuses) regarding the business, operations and business plan or budget of the Company and its Subsidiaries) customary for the placement, arrangement and/or syndication of loans as contemplated by the Financing Documents, to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement and/or syndication of loans; provided, that any memoranda or prospectuses need not be issued by the Company or any of its Affiliates (collectively, the “Required Information”);

(ii) furnishing Parent and Merger Sub as promptly as practicable, with such financial and other information regarding the Company and its Subsidiaries the receipt of which is an express condition to the obligations of a Financing Source under a Financing Document or Financing Definitive Agreement, including information necessary to run lien searches that are required to be delivered thereunder;

(iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing, including making available a reasonable number of times, at reasonable times and locations, Representatives of the Company and members of the Company’s finance department, including to assist Parent in Parent’s preparation of any required financial information (including pro forma financial information) relating to the Company or any of its Subsidiaries or projections and to participate in due diligence meetings;

(iv) assisting Parent with its preparation of materials for rating agency presentations, offering documents, offering circular or private placement memoranda, bank information memoranda, lender and investor presentations, road show materials, prospectuses and similar documents to be used in connection with the Financing, including assisting in the preparation of a business description relating to the Company’s business and the preparation of “Management’s Discussion and Analysis” of the financial statements of the business to be included in offering documents contemplated by the Financing and reviewing and commenting on the draft business description; provided that any private placement memoranda or prospectuses in relation to debt securities need not be issued by the Company or any of its Subsidiaries, and provided, further, that any private placement memoranda or prospectuses shall contain disclosure and financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor;

(v) using reasonable best efforts to obtain accountant’s comfort letters relating to the Company and its Subsidiaries customary for financings similar to the Financing and reasonably requested by Parent;

(vi) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time;

(vii) executing and delivering any pledge and security documents at the Closing, other definitive financing documents or other certificates (including customary officers certificates) and documents as may be reasonably requested by Parent (including customary evidence of insurance and a solvency certificate of the chief financial officer of the Company, as contemplated by the Financing Documents) and otherwise facilitating the pledging of collateral including cooperation in connection with the pay-off of existing indebtedness for borrowed money to the extent contemplated by this Agreement and the release of related liens, charges, pledges or security interests granted in connection therewith, in all cases subject to the occurrence of the Closing;

(viii) taking all actions reasonably necessary to permit the Financing Source Parties to perform due diligence and evaluate the Company’s current assets, cash management systems and accounting systems, and policies and procedures relating thereto, for the purpose of establishing collateral arrangements;

(ix) requesting accountants to consent to the use of their reports in any material relating to the Financing;

(x) assisting Parent in its (A) preparation of one or more credit agreements, note purchase agreements, indentures, purchase agreements, registration rights agreements, currency or interest hedging agreements, or other Contracts or (B) amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, or other Contracts, in each case, on terms satisfactory to Parent and that are reasonably requested by Parent in connection with the Financing; provided that any such Contracts or amendments shall not take effect until Closing and no obligation of the Company or any of its Subsidiaries under any such Contracts or amendments shall be effective until the Effective Time;

(xi) in connection with the Financing contemplated by the Financing Documents, providing customary authorization letters to the Financing Source authorizing the distribution of information to prospective lenders;

(xii) cooperating reasonably with each Financing Source’s due diligence, to the extent customary;

(xiii) arranging for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness contemplated by the Financing Documents to be paid off, discharged and terminated on the Closing Date;

(xiv) assisting the Parent Parties in obtaining a public corporate family rating for the Surviving Corporation from Moody’s Investor Services, a public corporate credit rating for the Surviving Corporation from Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation and a public credit rating for each of the debt facilities and notes from each of such rating agencies; and

(xv) taking all corporate actions reasonably requested by Parent that are necessary to permit the consummation of the Financing and to permit the proceeds thereof to be available as of the Closing Date;

provided, however, that no obligation of the Company or any of its Subsidiaries under any Contract, certificate, document or instrument shall be effective until the Effective Time and, none of the Company or any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.11 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than historical information relating to the Company or its Subsidiaries).

(f) Immediately following the funding thereof, subject to, in accordance with and to the extent required by this Agreement, Parent shall contribute the proceeds of the Financing provided for under the Facility Agreement to Dutch Holdco and Dutch Holdco shall immediately contribute the proceeds of such Financing to Merger Sub or the Payment Fund.

Section 6.12 Consents.

(a) Parent and the Company shall each use their reasonable best efforts from and after the date of this Agreement to satisfy and obtain prior to the Effective Time, such third-party consents, waivers and approvals as may be required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement pursuant to the terms of the Contracts set forth on Section 6.12(a) of the Company Disclosure Letter (the “Required Consents”). Parent and the Company shall reasonably cooperate in such efforts, and will prepare and deliver any Contracts, opinions, assurances or documents, and subject to applicable Law, such information as may reasonably be requested in connection therewith, in each case, in consultation with each other and accepting the reasonable comments and views of the other party.

(b) Notwithstanding the foregoing, neither Parent nor the Company shall amend, modify, supplement or waive the terms and conditions of the Contracts set forth on Section 6.12(a) of the Company Disclosure Letter without the prior consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall either of them be obligated to pay or to commit to pay to any Person whose consent, waiver or approval is being sought any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person in connection with such consent, waiver or approval, except for immaterial customary fees and expenses expressly imposed by the terms of any such Contract.

Section 6.13 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, the Company Board or a duly authorized committee thereof shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.14 Director Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company and, as reasonably requested by Parent, any of its Subsidiaries, who are in office immediately prior to the Effective Time.

Section 6.15 Stockholder Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of the Company, threatened, against the Company and/or the members of the Company Board prior to the Effective Time, the Company shall (i) promptly notify Parent and keep Parent informed with respect to the status thereof and (ii) provide Parent with the opportunity to participate (but not control) in the defense or settlement of such litigation.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by the Company and the Parent Parties to the extent permitted by applicable Law:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained.

(b) Governmental Approvals. (i) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) all filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods set forth in Section 7.1(b) of the Company Disclosure Letter shall have been obtained or filed or shall have occurred and (iii) all other filings with or permits, clearances, authorizations, consents, orders or approvals of or expirations of waiting periods imposed or required by any Governmental Entity in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, the absence of which would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect, shall have expired, terminated or been obtained.

(c) No Injunctions or Restraints. No Order or Law, entered, enacted, promulgated, enforced or issued by any Governmental Entity (collectively, “Restraints”) shall be in effect restraining, prohibiting or otherwise preventing the consummation of the Merger; provided, however, that each of the parties to this Agreement shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered to the extent required by and subject to Section 6.3.

Section 7.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Merger is further subject to the satisfaction, or waiver by the Parent Parties, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct in all respects (without giving effect to any materiality or “Material Adverse Effect” qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a Material Adverse Effect, other than the representations and warranties set forth in (i) Section 3.2 (Authorization; Validity of Agreement; Company Action), Section 3.18 (Opinion of Financial Advisor) and Section 3.20 (State Takeover Statutes), which shall be true and correct in all material respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of a specified date prior to the date of this Agreement, which shall have been true and correct as of such specified date) and (ii) Section 3.4(a) (Capitalization) and Section 3.19 (Brokers or Finders), which shall be true and correct in all respects (other than any such failure to be so true and correct that is de minimis in nature and extent) as of the date of this Agreement and as of and as though made on the Closing Date.

(b) Performance of Obligations of the Company. The Company shall have in all material respects performed or complied with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) No Material Adverse Effect. Except for any event, state of facts or circumstances disclosed in the Company Disclosure Letter, since December 31, 2012, there shall not have occurred any event, state of facts or circumstances which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have furnished the Parent Parties with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Parties set forth herein shall be true and correct in all respects (without giving effect to any materiality or material adverse effect qualifications contained therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have or result in, individually or in the aggregate, a material adverse effect on the ability of the Parent Parties to consummate the Transactions.

(b) Performance of Obligations of the Parent Parties. Each Parent Party shall have performed or complied in all material respects with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificate. Each Parent Party shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by its chief executive officer or another senior executive officer to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the Parent Parties nor the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was caused by such party’s breach of its obligations under this Agreement or, in the case of the Parent Parties, the Financing Documents.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any Stockholder Approval):

(a) by mutual written consent of each Parent Party and the Company;

(b) by either Parent or the Company if:

(i) the Merger has not been consummated on or before December 31, 2013 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party that has breached in any material respect any provision of this Agreement or, in the case of the Parent Parties, the Financing Documents, where such breach has been the cause of the failure to consummate the Merger;

(ii) any Order in an appropriate jurisdiction which is final and nonappealable shall have been issued or taken restraining or otherwise prohibiting consummation of the Merger; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used all reasonable best efforts to prevent the entry of such Order to the extent required by and subject to Section 6.3; or

(iii) if the Special Meeting (including any adjournments and postponements thereof) shall have concluded without the Stockholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Shares;

(c) by the Company prior to the receipt of the Stockholder Approval, in order to concurrently enter into a Company Acquisition Agreement with respect to a Company Superior Proposal; provided that the Company is not in breach of Section 5.2, including its obligations in Section 5.2(c) and Section 5.2(d) (other than any breach that is immaterial in scope or effect), and shall have paid or shall concurrently pay the fees due under Section 8.2(b);

(d) by Parent prior to the Special Meeting, if the Company Board (i) shall have made a Company Adverse Recommendation Change or Change of Recommendation or (ii) shall have failed to reaffirm its approval or recommendation of this Agreement and the Merger as promptly as reasonably practicable (but in any event within three Business Days after receipt of any written request to do so from Parent) at any time following the public disclosure or announcement by a 5% Holder of opposition to the Transactions (provided, that the Company shall be required to reaffirm its approval or recommendation of this Agreement and the Merger once per 5% Holder), except, with respect to this clause (d)(ii), in the event the Company Board has received a Company Takeover Proposal, in which case Parent shall not have the right to terminate this Agreement pursuant to this clause (d)(ii) so long as the Company Board makes a statement to the effect that it is reviewing or considering the Company Takeover Proposal within three Business Days after receipt of Parent’s written request for reaffirmation;

(e) by the Company, if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of Parent, which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) which is not cured within the earlier of (1) the Outside Date and (2) 30 days following written notice to Parent; provided, that (x) the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination and (y) the Company will not have the right to terminate this Agreement pursuant to this Section 8.1(e) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement;

(f) by Parent, if there shall have been a breach of any of the covenants or failure to be true of any of the representations or warranties on the part of the Company which breach or failure to be true, either individually or in the aggregate (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (B) which is not cured within the earlier of (1) the Outside Date and (2) 30 days following written notice to the Company; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Outside Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if Parent is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(g) by the Company, if (i) the Marketing Period has ended and the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) are satisfied, (ii) the Company has confirmed by written notice to Parent after the end of the Marketing Period that all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or that it is willing to waive any unsatisfied conditions in Section 7.3 and (iii) the Parent Parties fail to consummate the Merger within three Business Days after the delivery of such notice and the Company stood ready, willing and able to consummate the Merger and the other transactions contemplated hereby through the end of such three Business Day period.

(h) A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision of this Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 8.1 for any such termination.

Section 8.2 Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee or Representative of such party) to the other party hereto; provided, however, that the provisions of Section 6.6, the indemnification and reimbursement obligations of the Parent Parties pursuant to Section 6.11, this Section 8.2, ARTICLE IX and ARTICLE X hereof and the provisions of the Confidentiality Agreement shall survive such termination; provided further, however, no party will be relieved or released from liability for damages of any kind, other than exemplary, punitive or non-foreseeable consequential damages, arising out of any (i) knowing material breach of any of its representations and warranties contained in this Agreement or the Financing Documents or (ii) deliberate material breach of any of its covenants contained in this Agreement or the Financing Documents. For purposes of this Section 8.2(a) and Section 9.10, (A) a “knowing breach” of a representation and warranty will be deemed to have occurred only if the Company (in the case of the Company) or the Parent Parties (in the case of the Parent Parties) is finally adjudicated to have had Knowledge of such breach and (B) a “deliberate breach” of any covenant or agreement will be deemed to have occurred only if the party is finally adjudicated to have taken or to have failed to take action with Knowledge that the action so taken or omitted to be taken constituted a breach of such covenant or agreement.

(b) If this Agreement is terminated (i) by Parent pursuant to the provisions of Section 8.1(d), (ii) by the Company pursuant to the provisions of Section 8.1(c) or (iii) by either Parent or the Company pursuant to the provisions of Section 8.1(b)(i) or Section 8.1(b)(iii) and (A) prior to such termination any Person publicly announces a Company Takeover Proposal which shall not have been withdrawn and (B) at any time on or prior to the first anniversary of such termination the Company or any of its Subsidiaries consummates a transaction with respect to such Company Takeover Proposal or the transactions contemplated by such Company Takeover Proposal are consummated (provided that solely for purposes of this Section 8.2(b)(iii)(B), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal except that all references to 15% shall be deemed references to 50%), the Company shall pay Parent the Termination Fee in cash by wire transfer (to an account designated by Parent) in immediately available funds (x) in the case of clause (i) of this Section 8.2(b), within two Business Days after such termination, (y) in the case of clause (ii) of this Section 8.2(b), prior to or concurrently with such termination, and (z) in the case of clause (iii) of this Section 8.2(b), upon the earlier of entering into such definitive agreement with respect to a Company Takeover Proposal or consummation of the transactions contemplated by a Company Takeover Proposal. “Termination Fee” shall mean a cash amount equal to $50,000,000. Notwithstanding anything to the contrary in this Agreement, payment of the Termination Fee shall constitute liquidated damages, and from and after such termination as described in this Section 8.2(b), the Company shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 8.2(b). In no event shall Parent be entitled to the Termination Fee on more than one occasion.

(c) If this Agreement is terminated pursuant to Section 8.1(g), then Parent shall pay to the Company $112,500,000, in cash, by wire transfer of immediately available funds (the “Reverse Termination Fee”), to an account designated by the Company, no later than two Business Days after such termination.

(d) The Company and the Parent Parties each acknowledge that the agreements contained in Section 8.2(b) and Section 8.2(c) are integral parts of the Transactions, and that, without these agreements, the Company and the Parent Parties would not enter into this Agreement. Accordingly, if the Company or Parent fails to pay in a timely manner any amount due pursuant to Section 8.2(b) or Section 8.2(c), as applicable, and, in order to obtain such payment, the Company or any Parent Party, as applicable, commences a claim, action, suit or other proceeding that results in a judgment against the other party, the Company or Parent, as applicable, shall pay to the other party interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 1%, together with reasonable legal fees and expenses incurred in connection with such claim, suit, proceeding or other action.

(e) In the event that the conditions precedent to the Company’s right to terminate this Agreement pursuant to Section 8.1(g) have been satisfied (including delivery to Parent of the written notice contemplated by clause (ii) thereof and expiration of the three Business Day period contemplated by clause (iii) thereof) and the Company elects to terminate this Agreement by delivery to Parent of the written notice required pursuant to Section 8.1(h), such written notice shall specify the account to which payment of the Reverse Termination Fee is to be made. Such notice shall also be deemed notice to the Parent Parties of the Company’s intent to demand payment under the Letter of Credit in the event that the Parent Parties have not made payment of the Reverse Termination Fee as contemplated by Section 8.2(c). Thereafter, on the first Business Day following the expiration of the period specified in Section 8.2(c), the Company may deliver a draw notice under the Letter of Credit for payment of the Reverse Termination Fee. The Company agrees that, within three Business Days following the first to occur of (i) the receipt by the Company of the Reverse Termination Fee, (ii) the termination of this Agreement under circumstances in which the Reverse Termination Fee is not payable (other than in the event the Company has terminated this Agreement pursuant to multiple provisions of Section 8.1, including termination pursuant to Section 8.1(g)) and (iii) the Closing, the Company shall return the Letter of Credit to the issuing bank accompanied by a notice requesting cancellation thereof in such form as may reasonably be requested by the issuing bank (with a copy to the Parent Parties).

(f) Notwithstanding anything to the contrary in this Agreement, the Company’s receipt of the Reverse Termination Fee from Parent pursuant to Section 8.2(c) shall be the sole and exclusive remedy of the Company, the Subsidiaries of the Company, the holders of Shares and any of their Affiliates (i) subject, solely with respect to Merger Sub, Dutch Holdco and Parent, to the right to specific performance set forth in Section 9.10 or to the extent of any damages finally adjudicated to result from a knowing breach or a deliberate breach of this Agreement or the Financing Documents by the Parent Parties or any of their Affiliates, against Parent, Dutch Holdco, Merger Sub and the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of Parent, Dutch Holdco and Merger Sub (collectively, the “Parent Entities”) and (ii) against any Financing Source and the former, current and future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees of any Financing Source or any of their respective assets (collectively, the “Financing Source Parties”) for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement or the failure of the Merger to be consummated, and upon payment of such amount, none of the Parent Entities or the Financing Source Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the transactions contemplated hereby. Neither the Company nor any of its Affiliates shall assert in any Action, and each hereby irrevocably waives, any assertion or claim that the provisions of this Section 8.2(f) limiting the liability of the Parent Entities for the matters described herein to the Reverse Termination Fee or the other provisions of this Section 8.2 are illegal, invalid or unenforceable in whole or in part. Under no circumstances will the Company be entitled to monetary damages from any Financing Source or Financing Source Party or Parent Entity other than the Parent Parties.

(g) Notwithstanding anything to the contrary herein, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources or the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing Documents or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Waivers. Subject to applicable Law and the rules and regulations of the NYSE, and in accordance with the immediately following sentence, this Agreement may be amended by the parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing Date, whether before or after adoption of this Agreement by the stockholders of the Company and Merger Sub. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties by the other party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding the foregoing, no amendment, waiver or other modification shall be made to Section 8.2(f), Section 8.2(g), this Section 9.1, Section 9.6 or Section 9.11 that is adverse to the

Financing Source Parties without the consent of the Financing Source Parties, such consent not to be unreasonably withheld, delayed or conditioned.

Section 9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive after the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.3 Expenses. All fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the party incurring such fees, costs and expenses.

Section 9.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by facsimile, by electronic mail, by nationally recognized overnight courier service or by registered mail and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in either case, prior to 5:00 p.m. (New York City time) on a Business Day and, in each case, a copy is sent on such Business Day by nationally recognized overnight courier service, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 9.4 or facsimile at the facsimile telephone number specified in this Section 9.4, in each case, later than 5:00 p.m. (New York City time) on any date and earlier than 12 midnight (New York City time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, (iii) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (i) and (ii) above), or (iv) upon actual receipt by the party to whom such notice is required to be given if sent by registered mail. The address for such notices and communications shall be as follows:

(a) if to any Parent Party, to:

Apollo Tyres B.V.

Amsteldijk 166

Amsterdam, The Netherlands 1079LH

Telephone No.: +31 53-4888888

Facsimile No.: +31 53-4888800

Email: vishal.mittal@apollovredestein.com

Attention: Vishal Mittal

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone No.:(212) 558-3109

Facsimile No.:(212) 558-3588

Email: millersc@sullcrom.com

Attention: Scott D. Miller

(b) if to the Company, to:

Cooper Tire & Rubber Company

701 Lima Avenue

Findlay, Ohio 45840

Telephone No.:(419) 420-6059

Facsimile No.:(419) 831-6940

Email: szamansky@coopertire.com

Attention: Stephen Zamansky

with a copy to:

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

Telephone No.: (216) 586-3939

Facsimile No.: (216) 579-0212

Email: lgganske@jonesday.com; peizanec@jonesday.com

Attention:  Lyle G. Ganske, Esq.

                  Peter E. Izanec, Esq.

and

Jones Day

222 East 41st Street

New York, NY 10017

Facsimile No.: (212) 755-7306

Email: jpdougherty@jonesday.com

Attention: James P. Dougherty, Esq.

Section 9.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and (b) except for the provisions in Section 6.7, (which provisions may be enforced directly by Indemnified Parties) and Section 8.2, is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever, other than (i) the right of the holders of Shares of the Company to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred), (ii) the right of the Company on behalf of its security holders to enforce the provisions of this Agreement subject to and in accordance with the terms hereof and (iii) the rights of the Financing Sources and the Financing Source Parties under Section 8.2(e), Section 8.2(f), Section 8.2(g), Section 9.1, this Section 9.6 or Section 9.11 (which provisions may be enforced directly by the Financing Source Parties). For the avoidance of doubt, the rights granted pursuant to the foregoing clause (ii) shall be enforceable only by the Company in its sole and absolute discretion, on behalf of the holders of Shares of the Company. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of this Agreement without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other Governmental Entity declares that any term or provision of this Agreement is invalid, void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible and the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 9.8 Governing Law. This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In addition, subject to Section 8.2(g) with respect to Financing Sources and Financing Source Parties, each of the parties hereto irrevocably agrees that any legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery or any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.8, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.4.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties. Any attempted assignment in violation of this Section 9.9 shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns except that the Parent Parties may assign, in their sole discretion, any of or all their respective rights, interests and obligations under this Agreement to any lender of the Parent Parties or the Surviving Corporation and that Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary incorporated in the State of Delaware in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary, and shall be true and correct in all respects, as of the date of such designation; provided that any such assignment or designation shall not impede or delay the consummation of the Merger or the transactions contemplated by this Agreement or otherwise impede the rights of the stockholders of the Company under this Agreement.

Section 9.10 Specific Performance. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Notwithstanding the foregoing or any other provision hereof to the contrary, it is agreed that the Company shall not be entitled to an injunction requiring Parent, Dutch Holdco or Merger Sub to consummate the Merger under this Agreement or cause the Financing to be funded, except that the Company may seek specific performance of the Parent Parties’ obligations to consummate the Merger if and only in the event that (i) all conditions in Sections 7.1 and 7.2 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing but which conditions, at the time that the Company seeks such specific performance pursuant to this Section 9.10, are capable of being satisfied if the Closing were to occur at such time), (ii) the Mauritius Financing has been drawn down and funded or will be drawn down and funded at the Closing if the Committed Financing is funded at the Closing and (iii) the Committed Financing (or, if Alternative Financing is being used in accordance with Section 6.11, financing pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Mauritius Financing is funded at the Closing. Under no circumstance shall the Company be permitted or entitled to receive both a grant of specific performance to cause the Financing to be funded and the Merger to be consummated that results in the Closing pursuant to the foregoing sentence and payment of the Reverse Termination Fee. Furthermore, except to the extent of any damages finally adjudicated to result from a knowing breach or a deliberate breach of this Agreement by the Company or the Parent Parties, under no circumstances will the Company be entitled to monetary damages in excess of any amounts payable pursuant to Section 8.2(c), and (B) under no circumstances will Parent be entitled to monetary damages in excess of any amounts payable pursuant to Section 8.2(b). Subject to the foregoing the Parent Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any of the Parent Parties, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Parent Parties under this Agreement. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 9.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, the Confidentiality Agreement or the Financing Documents (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.10 are not available or otherwise are not granted, and (y) nothing set forth in this Section 9.10 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any Action for) specific performance under this Section 9.10 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 9.10 or anything set forth in this Section 9.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE VIII or pursue any other remedies that may be available then or thereafter.

Section 9.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO (OR BETWEEN ANY OF THE

PARTIES HERETO AND THE PROVIDERS OF THE FINANCING CONTEMPLATED IN THE FINANCING DOCUMENTS, OR ANY OF THEIR AFFILIATES OR REPRESENTATIVES) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

ARTICLE X

DEFINITIONS; INTERPRETATION

Section 10.1 Cross References. Each of the following terms is defined in the section set forth opposite such term.

Defined Term	Section
Agreement	Preamble
Alternative Financing	6.11(d)
Antitrust Laws	6.3(d)
Applicable Date	3.5(a)
Apollo Vredestein	Recitals
Book-Entry Shares	2.1(a)
Burdensome Condition	6.3(e)
By-Laws	1.5
Certificate of Merger	1.3
Certificates	2.1(a)
Change of Recommendation	5.2(e)
Closing	1.2
Closing Date	1.2
Committed Financing	4.6
Commitment Letter	4.6
Company	Preamble
Company Acquisition Agreement	5.2(d)
Company Adverse Recommendation Change	5.2(d)
Company Board	3.2(a)
Company Common Stock	3.4(a)
Company Disclosure Letter	ARTICLE III
Company Financial Statements	3.5(a)
Company Labor Agreements	3.13
Company Non-Union Employees	6.9(a)
Company Permits	3.8(a)
Company Plan	3.12(a)
Company Preferred Stock	3.4(a)
Company Recommendation	3.2(c)
Company SEC Documents	3.5(a)
Company Union Employees	6.9(a)
Covered Employees	3.12(a)
Deferred Compensation Plans	2.3(c)
Deferred Payment	2.3(c)
deliberate breach	8.2(a)

DGCL	1.1
Dissenting Shares	2.4
Dutch Holdco	Preamble
Effective Time	1.3
ERISA	3.12(a)
Exchange Act	3.3(a)
Facility Agreement	4.6
Financing	4.6
Financing Definitive Agreements	6.11(a)
Financing Documents	4.6
Financing Source Parties	8.2(f)
GAAP	3.5(a)
General Enforceability Exceptions	3.2(a)
Governmental Entity	3.3(a)
HSR Act	3.3(a)
Indemnified Party	6.7(a)
Intervening Event	5.2(e)
Joint Venture	3.9(a)(x)
knowing breach	8.2(a)
Letter of Credit	Recitals
Mauritius Financing	4.6
Material Contract	3.9(a)
Merger Consideration	2.1(a)
Merger	1.1
Merger Sub	Preamble
Multiemployer Plan	3.12(a)
New Plans	6.9(b)
NHTSA	3.23
Deferred Compensation Plans	2.3(b)
Non-U.S. Plan	3.12(g)(i)
NYSE	3.3(a)
Old Plans	6.9(b)
Option	2.3(a)
Option Cash Payment	2.3(a)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Disclosure Letter	ARTICLE IV
Parent Entities	8.2(f)
Parent Financial Statements	4.9(a)
Parent Parties	Preamble
Paying Agent	2.2(a)
Payment Fund	2.2(a)
Pension Plan	3.12(e)
Proxy Statement	3.10
Rabbi Trust	6.9(d)
Required Consents	6.12(a)

Required Information	6.11(e)(i)
Restated Certificate of Incorporation	1.5
Restraints	7.1(c)
Reverse Termination Fee	8.2(c)
Rights	3.4(a)
Share Unit	2.3(b)
Share Unit Payment	2.3(b)
Shares	Recitals
SOX	3.5(a)
Special Meeting	6.2(a)
Stockholder Approval	3.2(b)
Surviving Corporation	1.1
Takeover Statutes	3.20
Termination Fee	8.2(b)
Ultimate Parent	4.2
VEBA	3.12(a)

Section 10.2 Certain Terms Defined. The following terms shall have the meanings set forth below for purposes of this Agreement:

“5% Holder” means a Person who beneficially owns (as defined in the Exchange Act) more than five percent (5%) of the capital stock or other equity interests of another Person or any member of such Person’s family or any of its Affiliates.

“Acceptable Confidentiality Agreement” means any confidentiality agreement that contains customary confidentiality provisions and contains provisions no less restrictive of the Person counterparty to the Company thereto than those included in the Confidentiality Agreement.

“Action” means any civil, criminal, administrative or other similar proceeding, litigation, audit, investigation, arbitration, review, examination, inquiry, hearing, demand claim, action, suit, proceeding or similar action (whether at Law or in equity) by or before any Governmental Entity.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday, Sunday or a day on which banks in New York, New York, London, England or Amsterdam, The Netherlands are authorized or obligated by Law or Order to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Product” means, as of any date of reference, any product that is being developed, manufactured, marketed, sold or distributed by the Company, any of its Subsidiaries or any of its Joint Ventures.

“Company Stock Plans” means the Company’s 1998 Incentive Compensation Plan, 1998 Employee Stock Option Plan, 2001 Incentive Compensation Plan, 2002 Non-Employee Directors Stock Option Plan, 2006 Incentive Compensation Plan and 2010 Incentive Compensation Plan, each as may be amended from time to time.

“Company Superior Proposal” means a Company Takeover Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Company Common Stock or all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities, (ii) that is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein, and (iii) that the Company Board determines in good faith, after consultation with legal counsel and its financial advisor (taking into account any changes to this Agreement proposed by Parent as contemplated by Section 5.2), is more favorable to the stockholders of the Company than the consideration to be received by the stockholders of the Company in the Merger.

“Company Takeover Proposal” means (i) any inquiry, proposal or offer for or with respect to a merger, consolidation, business combination, recapitalization, reorganization, exchange or tender offer, binding share exchange, joint venture, dissolution or other similar transaction involving the Company or any of its Subsidiaries, (ii) any inquiry, proposal or offer to acquire in any manner, directly or indirectly, more than 15% of the outstanding Company Common Stock or (iii) any inquiry, proposal or offer to acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, assets or businesses of the Company or its Subsidiaries representing more than 15% of the consolidated assets, revenues or net income of the Company, as measured by the Company Financial Statements for the fiscal year ending December 31, 2012, in each case, other than the Merger.

“Compliant” means, with respect to the Required Information, that:

(a) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary in order to make the statements contained in such Required Information, in the context in which they were made, not misleading;

(b) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or Compensation Disclosure and Analysis required by Regulation S-K Item 402(b));

(c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information;

(d) the Company’s auditors have delivered drafts of customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Information, and such auditors have confirmed they are prepared to issue any such comfort letter upon any pricing date occurring during the Marketing Period; and

(e) the financial statements in such Required Information are, and remain throughout the Marketing Period, sufficiently current to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on or before the last day of the Marketing Period.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated March 6, 2013, between the Company and Ultimate Parent.

“Contract” means any agreement, lease, sublease, license, contract, note, bond, mortgage, indenture, deed of trust, franchise, concession, arrangement, obligation or other instrument or understanding (whether written or oral).

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.

“Environmental Laws” means all Laws relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the use, handling, presence, treatment, storage or disposal of, or to the protection of human health from exposure to, Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“ERISA Affiliate” means, with respect to any Person, any trade or business, whether or not incorporated, that together with such Person would be deemed a “single employer” within the meaning of Section 414 of the Code.

“Financing Sources” means the parties to the Financing Definitive Agreements other than the Parent Parties and their Affiliates, together with, to the extent alternative financing from alternative parties is obtained in accordance with this Agreement, any such alternative parties and, in each case, any joinder agreements relating thereto.

“Indebtedness” of any Person means (a) all indebtedness for borrowed money and (b) any other indebtedness which is evidenced by a note, bond, debenture, guaranty or similar instrument.

“Intellectual Property” means United States or foreign intellectual property, including (i) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (ii) Trademarks, (iii) copyrights and copyrightable works and all applications and registrations in connection with any of the foregoing, (iv) Trade Secrets, (v) computer software (including databases and related documentation), (vi) uniform resource locators, web site addresses and Internet domain names, and registrations therefor, (vii) moral and economic rights of authors and inventors and (viii) all other intellectual property or proprietary rights whether now known or hereafter recognized in any jurisdiction.

“IRS” means the Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, as well as all associated documentation.

“Knowledge” means (i) with respect to the Parent Parties, the actual knowledge (without independent inquiry or investigation) of Onkar Kanwar, Neeraj Kanwar, Sunam Sarkar, Gaurav Kumar and Shahana Kanodia and (ii) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of Roy V. Armes, Bradley E. Hughes, Harold C. Miller (who shall have made reasonable inquiry of Allan Tsaur, which inquiry shall include review of the relevant provisions of this Agreement), Christopher E. Ostrander, Brenda S. Harmon, and Stephen Zamansky.

“Law” means any law, including common law, statute, code, ordinance, regulation or rule of any Governmental Entity.

“Leases” means all leases, subleases or other occupancy arrangement pursuant to which the Company or any of its Subsidiaries is a party or has a right to use the real property owned by another Person as of the date of this Agreement.

“Leased Real Property” means the real property that is the subject of the applicable Lease.

“Loan and Security Agreement” means the Loan and Security Agreement, dated as of July 27, 2011, by and among the Company, Max-Trac Tire Co., Inc., certain financial institutions named therein (as Lenders), Bank of America, N.A. (as Administrative Agent and Collateral Agent), PNC Bank, National Association (as Syndication Agent), Banc of America Securities LLC and PNC Capital Markets LLC (as Joint Book Managers and Joint Lead Arrangers) and JPMorgan Chase Bank, N.A. (as Documentation Agent).

“made available”, when used with respect to any information, material, data, document or other item of disclosure relating to the Company, its Subsidiaries or its Joint Ventures, means such information, material, data, document or other item of disclosure (other than those items set forth in Section 10.2 of the Company Disclosure Letter) in the form provided by the Company or its Representatives as uploaded to the virtual data room established by the Company with Merrill Corporation in connection with the Transactions; provided, however, that for the purposes of this Agreement, such information, data, material, document or other item of disclosure shall only be deemed to be “made available” to the extent such information, material, data, document or other item of disclosure was included in such virtual data room and available for review by the Parent Parties or their respective Representatives as of 1:00 p.m. (New York City time) on the date immediately preceding the date of this Agreement.

“Marketing Period” means, except as set forth herein, the first period of 20 consecutive Business Days after the date of this Agreement throughout which Parent shall have the Required Information the Company is required to provide pursuant to Section 6.11 and such Required Information is Compliant; provided that if the Company shall in good faith reasonably believe it has provided the Required Information and such Required Information is Compliant at the time such notice is given, it may deliver to Parent a written notice to that effect (stating with specificity when it believes it completed such delivery), in which case the Company shall be deemed to have complied with this clause (a) unless (i) at any time during such 20 consecutive Business Day period after the date such notice is given the Required Information is not Compliant or (ii) Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information or that the Required Information is not Compliant at the time such notice is given and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered or is not Compliant). Notwithstanding anything in this Agreement to the contrary, the Marketing Period shall exclude (A) July 5, 2013, despite such date being a Business Day, and (B) the period from and including August 19, 2013 to and including September 3, 2013 and the period from and including December 18, 2013 to and including December 31, 2013, despite such dates being Business Days; provided that despite such exclusions, the Business Days immediately preceding and immediately following such excluded periods (other than any days following December 31, 2013) shall be deemed consecutive; provided, further, that in the event the Marketing Period does not conclude prior to August 19, 2013, then the Marketing Period shall in no event end prior to September 20, 2013. Additionally, the Marketing Period shall not commence and shall be deemed not to have commenced (i) prior to the mailing of the Proxy Statement or (ii) if, on or prior to the completion of such 20 Business Day period, (x) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of during such new 20 Business Day period or (y) the Required Information would not be Compliant at any time during such 20 Business Day period, in which case a new 20 Business Day period shall commence upon Parent and its Financing Sources receiving updated Required Information that would be Compliant, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new 20 Business Day period (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred).

“Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that (i) has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company, its Subsidiaries and Joint Ventures, taken as a whole, but will not include facts, circumstances, events, changes, effects or occurrences to the extent attributable to (A) any changes in general United States or global economic conditions, (B) any changes in conditions generally affecting the principal industries in which the Company and its Subsidiaries operate, (C) any decline in the market price of the Shares (it being understood that the facts or occurrences giving rise to or contributing to a decline in the market price of the Shares may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), (D) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case, in the United States or any foreign jurisdiction, (E) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect), (F) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions or the Financing, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and any litigation arising from allegations of any breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement, or compliance by the Company with the terms of this Agreement, (G) the performance by the Company of its obligations under this Agreement, including any inaction in compliance with Section 5.1 to the extent that such inaction is as a result of Parent unreasonably withholding its consent under Section 5.1, (H) any change in applicable Law or GAAP (or authoritative interpretations thereof), (I) the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, or (J) any hurricane, tornado, flood, earthquake or other natural disaster except in the case of clauses (A), (B), (D), (H), (I) or (J) to the extent such fact, circumstance, event, change, effect or occurrence has a disproportionate effect on the Company, any of its Subsidiaries or Joint Ventures, taken as a whole, relative to others in the industries, geographies or segments in which the Company, its Subsidiaries and Joint Ventures operate; or (ii) that would reasonably be expected to prevent or materially delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions. For the purposes of Section 7.2(c), “Material Adverse Effect” shall exclude any fact, circumstance, event, change, effect or occurrence that is disclosed in the Company SEC Documents (excluding any disclosures set forth in any risk factors section or any disclosure of risks included in any “forward-looking statements” disclaimer to the extent that such disclosures are general in nature or cautionary, predictive or forward-looking in nature) filed or furnished since January 1, 2011 and publicly available prior to the date of this Agreement where the applicability of the disclosure in such Company SEC Document is reasonably apparent on its face.

“Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste or any other substance, in each case, as defined by or regulated under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act.

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company, any of its Subsidiaries or any of its Joint Ventures.

“Owned Real Property” means all real parcels owned by the Company or any of its Subsidiaries as of the date of this Agreement.

“Permitted Encumbrances” means: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company that are not yet due and payable or that are being contested in good faith by appropriate proceedings or for which appropriate reserves have been established in accordance with GAAP on the most recent financial statements included in the Company SEC Documents, (ii) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (iii) pledges or deposits to secure appropriate obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company arising or incurred in the ordinary course of business, (v) Encumbrances that relate to zoning, entitlement and other land use and Environmental Laws, (vi) other imperfections or irregularities in title, charges, easements, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, restrictions and other customary encumbrances on title to or use of real property, (vii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (viii) any Laws affecting any Site, (ix) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, (x) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway and (xi) as to any Intellectual Property, non-exclusive licenses granted to customers, distributors, suppliers and other business partners in the ordinary course of business; provided, however, that none of the foregoing, individually or in the aggregate, materially adversely affects the continued use of the property to which they relate in the conduct of the business currently conducted thereon.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Redacted Fee Letter” means a fee letter from a Financing Source in which the only redactions relate to fee amounts, “market flex” provisions and “securities demand” provisions, provided, that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such Financing Source, except to the extent a reduction from such Financing Source would be offset by an increase in the debt financing or other funding being made available by such Financing Source or another Financing Source.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Representative” means, with respect to any Person, its officers, directors, consultants, agents, financial advisors, investment bankers, lenders, attorneys, accountants, agents and other advisors or representatives and employees, excluding, solely with respect to the Company for the purposes of Section 5.2(a)-(f), employees that are not (1) senior management-level employees or (2) acting at the direction of or under authority delegated by the Company or such senior management-level employees.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature, and (d) such Person is not insolvent under applicable Law. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Subsidiary” means, with respect to any party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner; (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” or “Taxes” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Tax Return” or “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended tax return related to Taxes.

“Trade Secrets” means inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, and any other proprietary information, to the extent that such items are treated as “trade secrets” under applicable Law.

“Trademarks” means trademarks, service marks, brand names, certification marks, symbols, logos, trade names, corporate names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith.

“Transactions” means the Merger and the other transactions contemplated by this Agreement, other than the Financing.

“U.S. Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law or Order to close.

Section 10.3 Other Definitional and Interpretative Provisions. The following provisions shall be applied wherever appropriate herein: (i) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement in its entirety and not solely to the particular portion of this Agreement in which any such word is used; (ii) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (iii) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (iv) all accounting terms not specifically defined herein shall be construed in accordance with GAAP; (v) this Agreement shall be deemed to have been drafted by the parties and this Agreement shall not be construed against any party as the principal draftsperson hereof; (vi) any references herein to a particular Section, Article, or Exhibit means a Section or Article of, or an Exhibit to, this Agreement unless another agreement is specified; (vii) any reference in this Agreement to any Contract (including this Agreement), statute or regulation, shall be considered a reference to, except as context may otherwise require, the Contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof) and to any section of any statute or regulation including any successor to the section and, in the case of any statute, any rules or regulations promulgated thereunder; (viii) the Company Disclosure Letter is incorporated herein by reference and shall be considered part of this Agreement; (ix) the headings in this Agreement are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of this Agreement or any provision hereof; (x) “including” means “including, without limitation”; (xi) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; and (xii) reference to “dollars” or “$” shall be deemed reference to the lawful money of the United States of America. Any capitalized terms used in any Exhibit or in the Company Disclosure Letter but not otherwise defined therein, shall have the meaning as defined in this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, the entirety of this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

[Signatures on Following Page.]

IN WITNESS WHEREOF, Parent, Dutch Holdco, Merger Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

APOLLO (MAURITIUS) HOLDINGS PVT. LTD.

By:	/s/ Nousrath Bhugeloo
Name: Nousrath Bhugeloo
Title: Director

APOLLO TYRES B.V.

By:	/s/ Neeraj Kanwar
Name: Neeraj Kanwar
Title: Authorized Signatory

APOLLO ACQUISITION CORP.

By:	/s/ Gaurav Kumar
Name: Gaurav Kumar
Title: Authorized Signatory

COOPER TIRE & RUBBER COMPANY

By:	/s/ Roy V. Armes
Name: Roy V. Armes
Title: Chairman of the Board, President and Chief Executive Officer